Exhibit 99.2

PURCHASE AND SALE AGREEMENT

among

KINDER MORGAN OPERATING L.P. “A,”

PEMBINA U.S. CORPORATION,

and solely for purposes of Section 13.11,

KINDER MORGAN, INC.

and

PEMBINA PIPELINE CORPORATION

Dated as of August 20, 2019

-i-

(Continued)

-ii-

(Continued)

-iii-

(Continued)

Exhibits:

Exhibit A	Form of Assignment of Purchased Interests
Exhibit B	Form of Transition Services Agreement
Exhibit C	Form of Assignment of Maxbass Newco Interests
Exhibit D	Form of Release of Guarantor (5-Year Credit Agreement)
Exhibit E	Form of Release of Guarantor (364-Day Credit Agreement)

Seller’s Disclosure Schedules:

Schedule 1.1(a)	Seller’s Knowledge
Schedule 1.1(c)	Maxbass Terminal
Schedule 2.4(a)	Closing Net Working Capital
Schedule 4.3(b)	Qualification
Schedule 4.3(c)	Ownership of Purchased Interests and Encumbrances
Schedule 4.5	Company Subsidiaries
Schedule 4.6	No Conflict
Schedule 4.7	Governmental Approvals
Schedule 4.8	Permits
Schedule 4.9	Financial Statements
Schedule 4.10	Absence of Certain Changes
Schedule 4.11	Taxes
Schedule 4.12	Compliance with Applicable Laws
Schedule 4.13	Legal Proceedings; Orders
Schedule 4.14(a)	Title to Properties
Schedule 4.14(b)	Easements
Schedule 4.14(c)	Condemnation
Schedule 4.15(a)	Material Contracts
Schedule 4.15(b)	Enforceability of Material Contracts
Schedule 4.16	Employee Matters
Schedule 4.17(a)	Compliance with Environmental Laws
Schedule 4.17(b)	Material Environmental Permits
Schedule 4.17(c)	CERCLA Responsibility
Schedule 4.18	Insurance
Schedule 4.19	Brokerage Fees
Schedule 4.20	Intellectual Property
Schedule 4.22	Affiliate Transactions
Schedule 4.23	Sufficiency and Condition of Assets
Schedule 4.24	Undisclosed Liabilities
Schedule 4.25	Indebtedness
Schedule 6.2	Pre-Closing Restrictions
Schedule 7.4(d)	Annual Bonus
Schedule 7.7	Retained Marks
Schedule 7.8	Financial Guaranties
Schedule 7.10(a)	Excluded Assets and Retained Liabilities

-iv-

(Continued)

Schedule 7.10(c)	Portland Airport Pipeline
Schedule 7.10(e)	Excluded IT Assets
Schedule 7.11	Shared Contracts
Schedule 7.12(a)	Affiliate Contracts to be Terminated
Schedule 7.12(b)	Surviving Intercompany Payables and Receivables

Buyer’s Disclosure Schedules:

Schedule 1.1(b)	Buyer’s Knowledge
Schedule 5.4	Consents and Approvals
Schedule 5.7	Brokerage Fees

-v-

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT is entered into on the 20th day of August, 2019, among Kinder Morgan Operating L.P. “A”, a Delaware limited partnership (“Seller”), Pembina U.S. Corporation, a Delaware corporation (“Buyer”), and solely for purposes of Section 13.11, Pembina Pipeline Corporation, a corporation organized under the laws of the Province of Alberta (the “Buyer Guarantor”), and Kinder Morgan, Inc., a Delaware corporation (the “Seller Guarantor”).

RECITALS:

WHEREAS, Seller owns one hundred percent (100%) of the outstanding membership interests (the “Purchased Interests”) in Kinder Morgan Cochin LLC, a Delaware limited liability company (the “Company”);

WHEREAS, Seller operates the Business through the Company and other Seller Affiliates and, prior to the Closing (subject to Section 7.10), Seller will cause the Pre-Closing Restructuring to occur; and

WHEREAS, subject to the terms and conditions set forth herein, Seller desires to sell, assign and transfer to Buyer, and Buyer desires to purchase and take assignment from Seller of the Purchased Interests;

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the Parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.1    Defined Terms. As used in this Agreement, each of the following terms shall have the meaning given to it below:

“Adjustment Amount” has the meaning set forth in Section 2.4(e).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For the purposes of this definition, “control” means, when used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Agreement” means this Purchase and Sale Agreement, as the same may be amended or supplemented from time to time.

“Anti-Corruption Laws” shall mean all applicable Laws and regulations prohibiting bribery, corruption, kickbacks, or similar unlawful or unethical conduct, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officiates

Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the rules and regulations promulgated thereunder.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the Competition Act, and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purposes or effect of monopolization or restraint of trade or lessening of competition.

“Arrangement” has the meaning set forth in the Arrangement Agreement.

“Arrangement Agreement” means the Arrangement Agreement dated as of the date hereof, among Pembina Pipeline Corporation, a corporation existing under the laws of the Province of Alberta, Canada, and Kinder Morgan Canada Limited, a corporation existing under the laws of the Province of Alberta, Canada (as amended or modified from time to time).

“Assignment of Purchased Interests” has the meaning set forth in Section 3.2(b).

“Available Employees” has the meaning set forth in Section 7.4(a).

“Balance Sheet Date” has the meaning set forth in Section 4.9.

“Base Purchase Price” means One Billion Five Hundred Forty-Six Million United States Dollars (US$1,546,000,000.00).

“Benefit Plan” means any employee benefit plan or arrangement, including any stock purchase, stock option, stock bonus, stock ownership, phantom stock or other stock or equity plan, pension, profit sharing, bonus, deferred compensation, incentive compensation, severance or termination pay, hospitalization or other medical or dental, life or other insurance, supplemental unemployment benefits plan or agreement or policy or other arrangement providing employment-related compensation, fringe benefits or other benefits and including “employee benefit plans,” as defined in Section 3(3) of ERISA.

“Bracewell” has the meaning set forth in Section 13.10.

“Bracewell Work Product” has the meaning set forth in Section 13.10.

“Business” means the business, as currently conducted by Seller and the Seller Affiliates, of owning, operating, maintaining and commercializing the U.S. portion of the Cochin pipeline and the Maxbass Terminal, and all attendant assets, including terminals and pump stations, whether or not such assets are currently in service, but excluding the Excluded Assets.

“Business Day” means any day other than a Saturday, Sunday or legal holiday on which banks in Houston, Texas or New York, New York are authorized or obligated by Law to close.

“Buyer” has the meaning set forth in the introductory paragraph hereto.

“Buyer Benefit Plans” has the meaning set forth in Section 7.4(c)(i).

“Buyer Employer” has the meaning set forth in Section 7.4(b).

“Buyer Guarantor” has the meaning set forth in the introductory paragraph hereto.

“Buyer Indemnitees” means, collectively, Buyer and its Affiliates and its and their respective officers, directors, employees, agents, and representatives.

“Buyer-Prepared Tax Return” has the meaning set forth in Section 11.2(b).

“Cause” means, with respect to any Transferred Employee: (a) repeated failure to perform such employee’s job duties or to follow the lawful directives of the employee’s supervisor, which failure is not cured for a period of fifteen (15) days after receipt by such employee of written notice to cure from the supervisor detailing such failure; (b) willful or intentional misconduct or gross negligence in the performance of such employee’s job duties that has an adverse effect which is material to Buyer or its Affiliates, as reasonably determined by Buyer; (c) conviction of, or pleading of guilty or nolo contendere to, a felony or any crime involving moral turpitude; and/or (d) performance of any act of theft, embezzlement, fraud, malfeasance, dishonesty or misappropriation of property belonging to Buyer or its Affiliates, in each case that has an adverse effect which is material to such employer, as reasonably determined by Buyer.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” means the date on which the Closing occurs.

“Closing Indebtedness” means the sum of all Indebtedness of the Company and its Subsidiaries outstanding as of 11:59 p.m. Houston, Texas time on the Business Day immediately preceding the Closing Date (other than any Indebtedness that is terminated or cancelled at the Closing pursuant to Sections 3.2(h), 3.2(i) and 3.2(k) or that is otherwise taken into account in the calculation of Closing Net Working Capital).

“Closing Net Working Capital” means an amount (which may be a positive or negative number) equal to (a) the current assets of the Business reflected as “Working Capital Assets” on the pro forma balance sheet included on Schedule 2.4(a), minus (b) the current liabilities of the Business reflected as “Working Capital Liabilities” on the pro forma balance sheet included on Schedule 2.4(a), in each case as of 11:59 p.m. Houston, Texas time on the Business Day immediately preceding the Closing Date, utilizing only the line items set forth on Schedule 2.4(a), and calculated using the methodologies set forth on Schedule 2.4(a). Closing Net Working Capital shall not include (i) current or deferred Tax assets or current or deferred Tax liabilities or (ii) cash or cash equivalents.

“Closing Purchase Price” means the Base Purchase Price, plus (a) the Final Net Working Capital Adjustment Amount, minus (b) Closing Indebtedness, minus (c) Seller Expenses.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the recitals hereto.

“Company Confidential Information” has the meaning set forth in Section 13.10.

“Company Real Property” has the meaning set forth in Section 4.14(a).

“Competition Act” means the Canadian Competition Act, R.S.C. 1985, c. C-34, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement dated November 17, 2018, between Pembina Pipeline Corporation, and Kinder Morgan, Inc., a Delaware corporation.

“Contract” means any contract, subcontract, agreement, license, sublicense, lease, sublease, instrument, indenture, promissory note or other legally binding commitment, arrangement or undertaking, in each case, whether written or oral.

“Controlling Party” has the meaning set forth in Section 11.5.

“Deductible Amount” has the meaning set forth in Section 12.1(c)(i).

“Deficit Amount” has the meaning set forth in Section 2.4(e).

“Determination Date” has the meaning set forth in Section 2.4(d).

“Direct Claim” means any claim by an Indemnitee with respect to a Loss which does not result from a Third Party Claim.

“Dispute” has the meaning set forth in Section 13.10.

“Dispute Period” has the meaning set forth in Section 2.4(b).

“Disputed Items” has the meaning set forth in Section 2.4(b).

“Draft Allocation” has the meaning set forth in Section 11.1.

“Easements” means any easement, right-of-way or other similar land use agreement or license granting the right to use real property interests, including real property used for purposes of pipeline and access (ingress and egress) easement and right-of-way purposes.

“Employee Schedule” has the meaning set forth in Section 7.4(a).

“Encumbrance” means any lien, charge, pledge, option, title defect or deficiency in title, mortgage, deed of trust, security interest, restriction (whether on voting, sale, transfer, disposition or otherwise), easement, and other encumbrance of every type and description.

“Environmental Laws” means any and all applicable Laws pertaining to pollution or protection of the environment, including Releases or threatened Releases of Hazardous Materials, including the Clean Air Act, as amended; CERCLA; the Federal Water Pollution Control Act, as amended; the Resource Conservation and Recovery Act of 1976, as amended; the Safe Drinking

Water Act, as amended; the Toxic Substances Control Act, as amended; the Superfund Amendments and Reauthorization Act of 1986, as amended; and the Hazardous Materials Transportation Act, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.3.

“Estimated Closing Net Working Capital” has the meaning set forth in Section 2.3.

“Estimated Closing Purchase Price” means the Base Purchase Price, plus (a) Estimated Net Working Capital Adjustment Amount, minus (b) Estimated Closing Indebtedness, minus (c) Estimated Seller Expenses.

“Estimated Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to (a) Estimated Closing Net Working Capital minus (b) Target Net Working Capital.

“Estimated Seller Expenses” has the meaning set forth in Section 2.3.

“Excluded Assets” means the KM Utopia Interests, the Portland Airport Pipeline and the other assets described on Schedule 7.10(a).

“Excluded IT Assets” has the meaning set forth in Section 7.10(e).

“FERC” means the Federal Energy Regulatory Commission, and any successor thereto.

“Final Allocation” has the meaning set forth in Section 11.1.

“Final Closing Statement” has the meaning set forth in Section 2.4(a).

“Final Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, equal to (a) Closing Net Working Capital minus (b) Target Net Working Capital.

“Financial Guaranties” has the meaning set forth in Section 7.8.

“Financial Statements” has the meaning set forth in Section 4.9.

“Fraud” means, with respect to a Party, intentional fraud with respect to any representation, warranty, covenant or agreements made in connection with this Agreement.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Approval” means any Permit or any declaration, consent, approval, waiver, filing or registration with or notification to any Governmental Entity.

“Governmental Entity” means any court or tribunal in any jurisdiction (domestic or foreign) or any federal, state, municipal or local government or other governmental body, agency, authority, department, commission, board, bureau, instrumentality, arbitrator or arbitral body (domestic or foreign).

“Hazardous Material” means any substance, material or waste that is regulated by any Environmental Law as hazardous, toxic, a pollutant, contaminant, solid waste or words of similar import, including petroleum, petroleum derivatives, natural gas liquids and byproducts, asbestos, urea formaldehyde and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“ICA” means the Interstate Commerce Act as implemented by FERC pursuant to 49 U.S.C. app. §§ 1 et seq., including FERC’s rules and regulations thereunder.

“Income Taxes” means income, franchise, margin, and similar Taxes.

“Increase Amount” has the meaning set forth in Section 2.4(e).

“Indebtedness” means, with respect to any Person and without duplication, all obligations of such Person (a) to any other Person for borrowed money, including (i) any obligations to reimburse any bank or other Person in respect of amounts paid or payable under a standby letter of credit, (ii) any guarantee with respect to indebtedness for borrowed money of another Person, (iii) evidenced by bonds, notes, debentures or other debt security, and (iv) for the deferred purchase price of goods or services (other than trade accounts payable in the ordinary course of business), (b) as lessees under capital leases, (c) under letters of credit or similar facilities, whether contingent or otherwise, or (d) for unpaid interest, premiums, make-whole payments, yield maintenance fees, penalties and similar amounts relating to any of the foregoing obligations; provided that, obligations related to any letter of credit or similar facility (or reimbursement agreement) shall constitute Indebtedness only to the extent that such letter of credit or similar facility is drawn and not repaid (or if the beneficiary is entitled to draw thereon).

“Indemnifying Party” means a Party required to provide indemnification under Section 12.1.

“Indemnitee” means a Buyer Indemnitee or Seller Indemnitee, as applicable, entitled to receive indemnification under Section 12.1.

“Independent Accountant” means Deloitte & Touche LLP or such other independent accounting firm as may be approved by Seller and Buyer.

“Individual Claim Threshold” has the meaning set forth in Section 12.1(c)(i).

“Intellectual Property” means all intellectual property rights worldwide, including: (a) trade names, trademarks and service marks, domain names, trade dress and similar rights, including any registrations or applications to register any of the foregoing; (b) patents and patent applications; (c) copyrights (whether registered or unregistered) and applications for registration;

and (d) intellectual property rights in confidential and proprietary information, including trade secrets and know-how.

“IRS” means the U.S. Internal Revenue Service.

“KM Officers and Directors” means the officers or directors of the Company or any of its Subsidiaries appointed by Seller or a Seller Affiliate who are not Transferred Employees.

“KM Utopia” means Kinder Morgan Utopia Holdco LLC, a Delaware limited liability company.

“KM Utopia Interest” means the 50% membership interest in KM Utopia held by the Company as of the date of this Agreement.

“Knowledge” means, with respect to Seller, the actual knowledge, after reasonable inquiry, of the Persons listed on Schedule 1.1(a), and with respect to Buyer, the actual knowledge, after reasonable inquiry, of the Persons listed on Schedule 1.1(b).

“Law” means any United States federal, state, regional or local, or foreign or multinational, constitution, statute, code, law (including common law), rule, or regulation, or any judgment, order, ordinance, writ, injunction, or decree of, any Governmental Entity.

“Leased Real Property” has the meaning set forth in Section 4.14(a).

“Losses” means any and all claims, liabilities, Taxes, losses, damages, causes of action, fines, penalties, litigation, administrative proceedings, administrative investigations, costs, and expenses, including reasonable attorneys’ fees, court costs, and other costs of suit.

“Material Adverse Effect” means any change, circumstance, development, state of facts, effect or condition that, individually or in the aggregate with others, is, or would reasonably be expected to be, materially adverse to, or has, or would reasonably be expected to have, a material adverse effect on, the assets, condition (financial or otherwise), results of operations or business of the Company or the Business; provided, however, that none of the following changes, circumstances, developments, states of facts, effects or conditions shall be taken into account for purposes of determining whether a Material Adverse Effect has occurred: (a) general economic, business, regulatory or market conditions; (b) changes in Law, including with respect to Taxes, or GAAP or the interpretations thereof by any Governmental Entity after the date hereof; (c) any natural disaster; (d) global, national or region political conditions (including the outbreak of war or acts of terrorism); (e) effects or changes that are finally and fully cured and no longer exist; (f) any failure by the Company to meet any internal or analyst projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect); (g) the effects on the Business arising from employee departures, whether such departures result from the announcement of the transactions contemplated by this Agreement or otherwise; and (h) the announcement of the transactions contemplated by this Agreement and the taking of any actions contemplated by this Agreement or the Arrangement Agreement as a result of the identity of Buyer, except, in the cases of clauses (a), (b), (c) and (d), to the extent that any such change, circumstance, development, state of facts, effect or condition has, or would reasonably be expected to have, a disproportionate effect on the assets, condition, results of operations or business of the Company or the Business relative to other participants in the industries in which the Company or the Business operates. The Parties agree that the determination of whether there has been or would reasonably expected to be a Material Adverse Effect shall be made after giving effect to any insurance proceeds (net of any deductibles) and indemnification payments that, in either case, are due and payable as a result of the adverse change, circumstance, development, state of facts, effect or condition subject to such determination.

“Material Contract” has the meaning set forth in Section 4.15(a).

“Material Permit” has the meaning set forth in Section 4.8.

“Maxbass Newco” means Maxbass Products Terminal LLC, a Delaware limited liability company formed to hold the Maxbass Terminal that, as of the date of this Agreement, is an Affiliate of Kinder Morgan Products Terminals LLC.

“Maxbass Newco Interests” means the membership interest in Maxbass Newco.

“Maxbass Terminal” means the terminal facility located near Maxbass, North Dakota consisting of facilities designed for the handling of petroleum products, together with the related contracts, Easements, equipment and other assets, as described in greater detail on Schedule 1.1(c).

“Money Laundering Laws” has the meaning set forth in Section 4.21(b).

“Non-Controlling Party” has the meaning set forth in Section 11.5.

“Notice” has the meaning set forth in Section 13.1.

“Notice of Disagreement” has the meaning set forth in Section 2.4(b).

“OFAC” has the meaning set forth in Section 4.21(c).

“Organizational Documents” means (a) the articles or certificate of incorporation and bylaws of a corporation; (b) the certificate of formation and limited liability company agreement of a limited liability company; (c) the limited partnership agreement and a certificate of limited partnership of a limited partnership, or the partnership agreement of a general partnership; (d) any charter or similar document, or any other organizational document, adopted or filed in connection with the creation, formation, or organization of any Person; and (e) any amendment to any of the foregoing.

“Outside Date” means (a) May 20, 2020, subject to the right of either Party to postpone the Outside Date for up to an additional ninety (90) days (in 30-day increments) if any approval required under any Antitrust Law, including all applicable waiting periods under the HSR Act (and any extensions thereof, including any agreement with a Governmental Entity not to consummate the transactions contemplated by this Agreement) having expired or been terminated, has not been obtained, by giving notice to the other Party to such effect no later than 5:00 p.m. Houston, Texas time on the date that is not less than five (5) days prior to the original Outside Date (or any subsequent Outside Date); provided that, notwithstanding the foregoing, a Party shall not be permitted to postpone the Outside Date if the failure to obtain such approval is primarily the result of such Party’s failure to comply with its covenants herein with respect to obtaining such approval or (b) if later, the Outside Date (as defined in the Arrangement Agreement).

“Owned Real Property” has the meaning set forth in Section 4.14(a).

“Parties” means Seller and Buyer, collectively, and together with, as the context requires, Seller Guarantor and Buyer Guarantor.

“Party” means Seller or Buyer, and for purposes of Section 13.11, Seller Guarantor or Buyer Guarantor, in each case, individually, as the case may be.

“Permits” means licenses, permits, franchises, consents, approvals, clearances, variances, orders, exemptions, waivers and other authorizations of or from Governmental Entities.

“Permitted Encumbrances” means (a) liens for Taxes not yet due and payable, or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established and maintained; (b) statutory liens (including materialmen’s, warehousemen’s, mechanics’, repairmen’s, landlord’s and other similar liens) arising in the ordinary course of business securing payments not yet due and payable, or that are being contested in good faith by appropriate proceedings, provided appropriate reserves have been established with respect to such contest in accordance with GAAP; (c) Encumbrances of public record; (d) the rights of lessors and lessees under leases executed in the ordinary course of business; (e) the rights of licensors and licensees under licenses executed in the ordinary course of business; (f) utility easements, restrictive covenants and defects, minor imperfections or minor irregularities of title; (g) Encumbrances entered into in the ordinary course of business which do not secure the payment of Indebtedness and for which appropriate reserves have been established and maintained; (h) any conditions related to real property or real property rights owner or leased by the Company or any of its Subsidiaries that would be disclosed on a current title commitment, survey or report; (i) Encumbrances created by Buyer or its successors and assigns after the Closing and (j) any other Encumbrances that do not, individually or in the aggregate, materially impair the use or operation of the real property so burdened as currently used and operated by the Business.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, enterprise, unincorporated organization or Governmental Entity.

“Policies” has the meaning set forth in Section 4.18.

“Portland Airport Pipeline” means the approximately 8.5-mile jet fuel pipeline from a terminal at Willbridge, Oregon to the Portland International Airport in Portland, Oregon together with the related Easements, equipment and other assets, as described in greater detail on Schedule 7.10(c).

“Portland Airport Pipeline Registration” means the registration of Kinder Morgan Portland Jet Line LLC for certain excise tax activities pursuant to IRS Form 637.

“Pre-Closing Restructuring” has the meaning set forth in Section 7.10(b).

“Pre-Closing Tax Period” means any Tax period ending before the Closing Date, and the portion of any Straddle Period ending at the end of the day before the Closing Date.

“Preliminary Closing Statement” has the meaning set forth in Section 2.3.

“Proceeding” means all proceedings, actions, claims, suits, investigations, document hold notices, audits and inquiries by or before any Governmental Entity.

“Purchase Price” has the meaning set forth in Section 2.2.

“Purchased Interests” has the meaning set forth in the recitals hereto.

“Qualifying Claim” has the meaning set forth in Section 12.1(c)(i).

“Reasonable Efforts” means efforts in accordance with reasonable commercial practice.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into, or migrating through, the environment.

“Resolution Period” has the meaning set forth in Section 2.4(c).

“Retained Liabilities” means any and all liabilities of any kind (a) arising out of or relating to the Excluded Assets or the operation thereof, whether before or after the Closing Date, including those liabilities described on Schedule 7.10(a), (b) arising out of or relating to the Pre-Closing Restructuring (including any of the Excluded Assets), and (c) for Seller Taxes.

“Retained Marks” means the names, trademark service marks and trade names set forth on Schedule 7.7.

“Securities Act” has the meaning set forth in Section 5.8.

“Seller” has the meaning set forth in the introductory paragraph hereto.

“Seller Affiliate” means any Affiliate of Seller.

“Seller Expenses” means, except as otherwise expressly provided herein or as taken into account in the calculation of Closing Net Working Capital, (a) all fees and expenses (including financial, investment banking, legal, accounting, tax and other professional fees and expenses) incurred or payable by the Company or any of its Subsidiaries (or for which the Company or any of its Subsidiaries could otherwise be liable) in connection with or related to the transactions contemplated by this Agreement and, without duplication, the Arrangement Agreement, and that are unpaid obligations as of or following the Closing, and (b) all bonuses or other payments (including any employer-side payroll Taxes with respect thereto) to present or former employees, agents and consultants of and to the Company or any of its Subsidiaries that become due and payable by the Company or any of its Subsidiaries prior to or as a result of the consummation of the transactions contemplated by this Agreement and, without duplication, the Arrangement Agreement, and that are unpaid obligations as of or following the Closing.

“Seller Fundamental Representations” means the representations and warranties of Seller set forth in Sections 4.1 (Organization of Seller), 4.2 (Authority of Seller), 4.3(a) (Organization of Company), 4.3(c) (Ownership of Purchased Interests and Encumbrances), 4.4 (Rights to Acquire Equity), 4.5 (Organization of Company Subsidiaries), 4.6(a) (No Conflict – Organizational Documents), and 4.19 (Brokerage Fees).

“Seller Guarantor” has the meaning set forth in the introductory paragraph hereto.

“Seller Indemnitees” means, collectively, Seller, the Seller Affiliates and its and their respective officers, directors, employees, agents and representatives.

“Seller-Prepared Tax Returns” has the meaning set forth in Section 11.2(a).

“Seller’s Bonus Plan” has the meaning set forth in Section 7.4(d).

“Seller Taxes” means any and all (a) Taxes imposed on the Company or any of its Subsidiaries (or for which the Company or any of its Subsidiaries is otherwise liable) for any Pre-Closing Tax Period (determined in accordance with Section 11.8 with respect to any Straddle Period), (b) Taxes of Seller or Seller Affiliates (excluding the Company and its Subsidiaries) for any Tax period, (c) Taxes attributable to the Pre-Closing Restructuring, (d) Taxes for which the Company or any of its Subsidiaries (or any predecessor of the foregoing) is held liable under Treasury Regulations Section 1502-6 (or any similar provision of state, local or foreign Law) or otherwise by reason of such entity being included in any consolidated, affiliated, combined or unitary group at any time before the Closing Date, (e) Taxes imposed on or payable by Third Parties with respect to which the Company or its Subsidiaries has an obligation to indemnify such Third Party pursuant to a Tax indemnity, Tax sharing, Tax allocation or similar agreement, other than commercial agreements entered into in the ordinary course of business and not primarily related to Taxes, and (f) Transfer Taxes except to the extent specifically allocated to Buyer pursuant to Section 11.7; provided that no such Tax shall constitute a Seller Tax to the extent the amount of such Tax was included as a liability in the final determination of the Closing Net Working Capital.

“Severance Payment” has the meaning set forth in Section 7.4(b).

“Shared Contracts” has the meaning set forth in Section 7.11.

“Special Tax Contests” has the meaning set forth in Section 11.5.

“Straddle Period” means any Tax period beginning before the Closing Date and ending on or after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation of which fifty percent (50%) or more of the total voting power of shares of capital entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such

Person or a combination thereof, or any partnership, limited liability company, association or other business entity of which a majority of the partnership, limited liability company or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, (a) a Person is deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, limited liability company, association or other business entity or is or controls the managing member or general partner or similar position of such partnership, limited liability company, association or other business entity, and (b) as of the date of this Agreement, (i) Maxbass Newco shall be deemed to be a Subsidiary of the Company and (ii) KM Utopia and its Subsidiaries shall not be deemed to be Subsidiaries of the Company.

“Target Net Working Capital” means $0.00.

“Tax” or “Taxes” means any income, profits, gross receipts, branch profits, net proceeds, alternative or add on minimum, ad valorem, value added, turnover, sales, use, property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, capital stock, transfer, registration, license, withholding, social security (or similar), unemployment, disability, payroll, employment, social contributions, fuel, excess profits, occupational, premium, windfall profit, severance or estimated taxes or other tax of any kind whatsoever imposed by any Governmental Entity, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Contest” has the meaning set forth in Section 11.5.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement with respect to any Tax required to be filed or actually filed with a Governmental Entity, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party” means any Person other than (a) Seller or any Seller Affiliate or (b) Buyer or any of its Affiliates.

“Third Party Claim” means any claim or the commencement of any Proceeding with respect to a Loss or potential Loss asserted or commenced by a Third Party.

“Transfer Date” has the meaning set forth in Section 7.4(b).

“Transfer Taxes” means any excise, sales, use, stamp, transfer, documentary, filing, recordation, value added or other similar Taxes or fees, and costs or expenses of preparing and filing any related Tax Returns, incurred as a result of or with respect to the transfer of the Purchased Interests from Seller to Buyer pursuant to Section 2.1 (which, for the avoidance of doubt, excludes any Taxes that may arise from the Pre-Closing Restructuring).

“Transferred Employees” has the meaning set forth in Section 7.4(b).

“Transition Services Agreement” has the meaning set forth in Section 3.2(e).

“Treasury Regulations” means one or more treasury regulations promulgated under the Code by the Treasury Department of the United States.

“Virtual Data Room” means the electronic data room titled “Rodeo VDR 2019” hosted by Merrill Corporation DatasiteOne and established by Seller in connection with the transactions contemplated hereby.

“WARN Act” has the meaning set forth in Section 7.4(e).

1.2        Interpretation and Construction. In interpreting and construing this Agreement, the following principles shall be followed:

(a)        the terms “herein,” “hereof,” “hereby” and “hereunder,” or other similar terms, refer to this Agreement as a whole and not only to the particular Article, Section or other subdivision in which any such terms may be employed;

(b)        unless otherwise indicated herein, references to Articles, Sections, Exhibits, Schedules and other subdivisions refer to the Articles, Sections, Exhibits, Schedules and other subdivisions of this Agreement;

(c)        all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP;

(d)        no consideration shall be given to the captions of the articles, sections, subsections or clauses, which are inserted for convenience in locating the provisions of this Agreement and not as an aid in its construction;

(e)        the word “includes” and its syntactical variants mean “includes, but is not limited to,” and corresponding syntactical variant expressions;

(f)        the plural shall be deemed to include the singular, and vice versa;

(g)        whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified;

(h)        each Exhibit, Attachment and Schedule to this Agreement is a part of this Agreement;

(i)        the Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement; and

(j)        for the purposes of this Agreement, any document that is described as being “delivered,” “furnished” or “made available” shall be treated as such if a copy of such document is available in the Virtual Data Room or otherwise provided to Buyer or any of its representatives in electronic or hard-copy format, in each case, prior to 8:00 AM Houston, Texas time on the Business Day immediately preceding the date hereof.

ARTICLE 2

THE TRANSACTION; PURCHASE PRICE

2.1        Sale and Purchase. At the Closing, subject to the terms and conditions in this Agreement, Seller shall sell, assign, transfer, deliver and convey to Buyer, and Buyer shall purchase and accept from Seller, the Purchased Interests, free and clear of any and all Encumbrances except (a) for restrictions on transfer that may be imposed by federal or state securities Laws or (b) for Encumbrances that arise out of any actions taken by or on behalf of Buyer or its Affiliates.

2.2        Purchase Price. The purchase price for the Purchased Interests (the “Purchase Price”) shall equal the sum of (a) the Estimated Closing Purchase Price and (b) whether positive or negative, the Adjustment Amount. The Purchase Price shall be paid in accordance with Section 3.3(b) and shall be subject to adjustment as provided in Section 2.4.

2.3        Preliminary Closing Statement. Not later than four (4) Business Days prior to the Closing Date, Seller shall deliver to Buyer a written statement (the “Preliminary Closing Statement”) setting forth, with reasonable detail and supporting documentation, (a) Seller’s good-faith estimate of (i) Closing Indebtedness (“Estimated Closing Indebtedness”), (ii) Closing Net Working Capital (“Estimated Closing Net Working Capital”) and (iii) Seller Expenses (“Estimated Seller Expenses”); (b) Seller’s calculation of the Estimated Net Working Capital Adjustment Amount; and (c) on the basis of the foregoing, Seller’s calculation of the Estimated Closing Purchase Price; in each case, which shall be calculated in accordance with this Agreement. Prior to the Closing Date, Seller agrees to consult with Buyer, at Buyer’s request, with respect to the Preliminary Closing Statement, and Seller will consider in good faith any of Buyer’s good-faith comments and input to the Preliminary Closing Statement; provided, that (A) the Preliminary Closing Statement provided by Seller to Buyer (together with any changes agreed to in writing by the Parties) will serve as the basis for determining the Estimated Closing Purchase Price and (B) in no event will Buyer’s rights hereunder be considered waived, modified or otherwise limited for failure to comment prior to the Closing or making any comment that is not fully implemented prior to the Closing.

2.4        Adjustment Amount.

(a)        Calculation of Adjustments. As promptly as practicable after the Closing Date, and in any event not later than ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Seller a written statement (the “Final Closing Statement”) setting forth, with reasonable detail and supporting documentation, (i) Buyer’s good-faith calculation of (A) Closing Net Working Capital, (B) Closing Indebtedness and (C) Seller Expenses, (ii) Buyer’s calculation of the Final Net Working Capital Adjustment Amount, and (iii) on the basis of the foregoing, Buyer’s calculation of the Closing Purchase Price; in each case, which shall be calculated in accordance with this Agreement. Each Party agrees to give the other Party and its authorized representatives access to such employees, officers, facilities and such books and records of the Seller and the Seller Affiliates and the Company, as applicable, as are reasonably necessary to allow such Party and its authorized representatives to verify the amounts set forth in the Preliminary Closing Statement or the Final Closing Statement, as applicable.

(b)        Dispute Procedures. If Seller disagrees with any of Buyer’s calculations contained in the Final Closing Statement, Seller shall deliver written notice (a “Notice of Disagreement”) to Buyer setting forth in reasonable detail, with reasonable supporting documentation, the particulars of such disagreement, including the specific items and amounts in dispute (the “Disputed Items”) within sixty (60) days after its receipt of the Final Closing Statement (the “Dispute Period”). If Seller does not deliver a Notice of Disagreement on or before the expiration of the Dispute Period, Seller shall be deemed to have agreed to the Final Closing Statement (including the determinations included therein) delivered by Buyer, which shall be final, binding and conclusive for all purposes hereunder. If Seller delivers a Notice of Disagreement on or before the expiration of the Dispute Period, then (i) Buyer and Seller shall use their good-faith efforts to resolve any Disputed Items with respect to any calculations contained in the Final Closing Statement and (ii) Seller shall be deemed to have agreed with all items and amounts contained in the Final Closing Statement that are not specifically identified in such Notice of Disagreement.

(c)        Independent Accountant. If Buyer and Seller have not signed an agreement resolving the Disputed Items by the sixtieth (60th) day (or such longer period as Buyer and Seller may agree) following Buyer’s receipt of a Notice of Disagreement (the “Resolution Period”), then the Disputed Items may be submitted by Buyer or Seller to the Independent Accountant for resolution at any time after the end of the Resolution Period. The Independent Accountant shall be instructed to render its determination in writing with respect to the Disputed Items as soon as reasonably possible (which the Parties agree should not be later than forty-five (45) days following the date on which the disagreement is referred to the Independent Accountant). The Independent Accountant shall consider only the Disputed Items and shall base its determination solely on (i) this Agreement and the written submissions of the Parties, and shall not conduct an independent investigation and (ii) the extent (if any) to which Closing Net Working Capital, Seller Expenses and/or Closing Indebtedness require adjustment in order to be determined in accordance with this Agreement. The Independent Accountant shall not assign a value to any Disputed Item submitted to the Independent Accountant greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party. The fees and expenses of the Independent Accountant shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer.

(d)        Binding Effect. If a Notice of Disagreement is timely given pursuant to Section 2.4(b), the Closing Net Working Capital, Closing Indebtedness and Seller Expenses, as applicable, shall be deemed determined on the date that the Independent Accountant gives notice to Buyer and Seller of its determination with respect to all Disputed Items, or, if earlier, the date on which Seller and Buyer agree in writing on the amount thereof, in which case the Closing Net Working Capital, Closing Indebtedness and Seller Expenses, as applicable, shall be calculated in accordance with such determination or agreement, as the case may be. Any determination of the Closing Net Working Capital, Closing Indebtedness and Seller Expenses by the Independent Accountant shall be final, binding and conclusive on Buyer and Seller. The date on which Closing Net Working Capital and Closing Indebtedness are deemed to be finally determined pursuant to

Section 2.4(b), 2.4(c) or 2.4(d), as the case may be, is hereinafter referred to as the “Determination Date.”

(e)        Adjustment Amount. The “Adjustment Amount,” which may be positive or negative, shall mean the Closing Purchase Price (as finally determined in accordance with Section 2.4(b) or 2.4(c), as applicable) minus the Estimated Closing Purchase Price. If the Adjustment Amount is a positive number (such amount, the “Increase Amount”), then, promptly following the Determination Date, and in any event within two (2) Business Days after the Determination Date, Buyer shall pay to Seller an amount equal to the Increase Amount in immediately available funds by wire transfer to a bank account designated by Seller. If the Adjustment Amount is a negative number (the absolute value of such amount, the “Deficit Amount”), then, promptly following the Determination Date, and in any event within two (2) Business Days after the Determination Date, Seller shall pay to Buyer an amount equal to the Deficit Amount in immediately available funds by wire transfer to an account designated by Buyer. All adjustments made to the Purchase Price pursuant to this Section 2.4(e) shall be treated by the Parties for tax purposes as adjustments to the Purchase Price.

2.5        Withholding. Buyer shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Seller or any other Person such amounts as Buyer is required to deduct and withhold under the Code, or any Tax law, with respect to the making of such payment; provided, that Buyer shall use reasonable best efforts to provide Seller with written notice of its intent to so deduct and withhold, along with the legal basis therefor, no later than five (5) days before so deducting and withholding. The Parties shall use reasonable best efforts to assist and cooperate with each other in connection with establishing the applicability of any exemption from any deduction and withholding and, if applicable, to minimize the amount of any such deduction and withholding. The Parties shall cooperate in timely filing all Tax Returns as may be required in connection with such deduction and withholding and shall, as appropriate, execute and deliver all instruments and certificates reasonably necessary to enable the other Party to comply with any filing requirements and Laws relating to any such deduction and withholding. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE 3

CLOSING

3.1        Closing. The Closing shall take place at the offices of Bracewell LLP, 711 Louisiana Street, Suite 2300, Houston, Texas 77002, or remotely by the exchange of signature pages for executed documents, at 10:00 a.m., Houston, Texas time, on the fourth (4th) Business Day following satisfaction or waiver of the conditions to close set forth in Articles 8 and 9 (other than those conditions that by their nature are to be satisfied only on the Closing Date, but subject to the satisfaction or waiver of such conditions on the Closing Date), or at such other time, date and place as may be mutually agreed upon by the Parties. Unless otherwise agreed, all Closing transactions shall be deemed to have occurred simultaneously.

3.2        Closing Deliveries by Seller. At the Closing, Seller will deliver or cause a Seller Affiliate, as applicable, to deliver, the following documents to Buyer:

(a)        a certificate duly executed on behalf of Seller by the president or any vice president of the general partner of Seller, dated the Closing Date, representing and certifying that the conditions set forth in Sections 9.1 and 9.2 have been satisfied;

(b)        a counterpart signature page to the assignment of the Purchased Interests substantially in the form of Exhibit A (the “Assignment of Purchased Interests”), duly executed by Seller;

(c)        the written resignations of the KM Officers and Directors from any position such persons hold at the Company and any of its Subsidiaries, such resignations to be effective in each case concurrently with the Closing;

(d)        minute books, membership interest transfer ledgers (if any), and seal (if any) of the Company and its Subsidiaries; provided that, any of the foregoing items shall be deemed to have been delivered pursuant to this Section 3.2(d) if such item has been delivered to or is otherwise located at any office of the Company;

(e)        a counterpart signature page to the Transition Services Agreement substantially in the form of Exhibit B (the “Transition Services Agreement”), duly executed by Seller;

(f)        a certificate of non-foreign status of Seller (or, if Seller is an entity disregarded as separate from its owner for U.S. federal Income Tax purposes, Seller’s regarded owner), that meets the requirements of Treasury Regulation Section 1.1445-2(b);

(g)        a counterpart signature page to the assignment and assumption agreement assigning the Maxbass Newco Interests to the Company substantially in the form of Exhibit C (the “Assignment of Maxbass Newco Interests”), duly executed by a Seller Affiliate and the Company;

(h)        a Release of Guarantor substantially in the form of Exhibit D duly executed by Barclays Bank Plc, as administrative agent with respect to the Guarantee Agreement dated as of November 16, 2018, among the Company, the other guarantors party thereto in favor of Barclays Bank PLC, as administrative agent;

(i)        a Release of Guarantor substantially in the form of Exhibit E duly executed by Barclays Bank Plc, as administrative agent with respect to the Guarantee Agreement dated as of November 16, 2018, among the Company, the other guarantors party thereto in favor of Barclays Bank PLC, as administrative agent;

(j)        evidence reasonably satisfactory to Buyer that the Pre-Closing Restructuring has been consummated in accordance with this Agreement (other than with respect to the Portland Airport Pipeline solely to the extent set forth in, and in accordance with, Section 7.10);

(k)        payoff letters, in customary form reasonably acceptable to Buyer (which shall include a release of all related Encumbrances and other security interests upon payments of the amounts specified therein, and documentation, in recordable form, evidencing the release and/or satisfaction of all indentures, guarantee agreements, mortgages and/or other monetary

Encumbrances and other liens with respect thereto) with respect to any Indebtedness of the Company and its Subsidiaries evidencing the satisfaction of all liabilities thereunder upon receipt of the amounts set forth therein; and

(l)        such other certificates, instruments of conveyance and documents required by this Agreement or as may be reasonably requested by Buyer and agreed to by Seller prior to the Closing Date to carry out the intention and purposes of this Agreement.

3.3        Closing Deliveries by Buyer.

(a)        At the Closing, Buyer will deliver or cause its Affiliates, as applicable, to deliver the following documents to Seller:

(i)        a certificate duly executed by the president or any vice president of Buyer, dated the Closing Date, representing and certifying that the conditions set forth in Sections 8.1 and 8.2 have been satisfied;

(ii)       a counterpart signature page to the Assignment of Purchased Interests, duly executed by Buyer;

(iii)      a counterpart signature page to the Transition Services Agreement, duly executed by Buyer; and

(iv)        such other certificates, instruments of conveyance, and documents required by this Agreement or as may be reasonably requested by Seller and agreed to by Buyer prior to the Closing Date to carry out the intention and purposes of this Agreement.

(b)        At Closing, Buyer shall pay to Seller the Estimated Closing Purchase Price (as set forth on the Preliminary Closing Statement) in U.S. dollars and in immediately available funds by wire transfer to the bank account designated in writing by Seller at least three (3) Business Days prior to the Closing Date.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to the disclosures made by Seller in Seller’s Disclosure Schedules, Seller represents and warrants to Buyer, (i) as of the date hereof and (ii) as of the Closing Date (except to the extent any representation or warranty expressly relates to an earlier date, in which case as of such date), as follows:

4.1        Organization of Seller. Seller is a limited partnership duly organized, validly existing and in good standing under the Laws of the State of Delaware.

4.2        Authority of Seller. Seller has full limited partnership power and authority to execute, deliver and perform this Agreement. The execution, delivery and performance by Seller of this Agreement and each other agreement contemplated hereby, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly authorized by all necessary limited partnership action of Seller. This Agreement has been duly executed and delivered by the general partner of Seller and constitutes a valid and legally binding obligation of Seller, enforceable against Seller in accordance with its terms, except that such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally and (b) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances.

4.3        Company.

(a)        Organization. The Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite limited liability company power and authority to carry on its business as presently conducted. Seller has made available to Buyer true and complete copies of the Organizational Documents of the Company as currently in effect.

(b)        Qualification. The Company is duly qualified or licensed to do business as a limited liability company and is in good standing in the jurisdictions set forth on Schedule 4.3(b), which are the only jurisdictions in which the property owned, leased or operated by the Company or the conduct of the Company’s business requires such qualification or licensing, except for jurisdictions (other than the State of Delaware) in which the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)        Ownership of Purchased Interests and Encumbrances. The Purchased Interests have been validly issued, are fully paid, nonassessable (except as such nonassessability may be affected by Section 18-607 of the Delaware Limited Liability Company Act), free of pre-emptive rights in respect thereto, and represent all of the outstanding limited liability company interests in the Company. Seller owns the Purchased Interests, free and clear of all Encumbrances, except (i) as set forth on Schedule 4.3(c), (ii) for restrictions on transfer that may be imposed by federal or state securities Laws, (iii) as set forth in the Organizational Documents of the Company, other than as a result of any breach, default or noncompliance with the terms thereof, and (iv) for Encumbrances that arise out of any actions taken by or on behalf of Buyer or its Affiliates after the Closing.

4.4        Rights to Acquire Equity. There are no outstanding (a) securities of the Company convertible into or exchangeable for shares of capital stock or other equity interest or voting securities of the Company; (b) options or other rights of any kind to acquire from Seller, a Seller Affiliate or the Company or any other Person, or obligations of Seller, a Seller Affiliate or the Company or any other Person to issue or sell, any shares of capital stock or other equity interest or voting securities of the Company or any securities convertible into or exchangeable for such shares of capital stock or other equity interest or voting securities, other than the rights of Buyer to acquire the Purchased Interests pursuant to this Agreement; or (c) equity equivalents or other similar rights of or with respect to the Company. There are no outstanding obligations of the Company to repurchase, redeem, or otherwise acquire any of the foregoing securities, shares of capital stock, options, equity equivalents, interests or rights.

4.5        Company Subsidiaries.

(a)        Set forth on Schedule 4.5 is a true and correct list, as of the date of this Agreement (but giving effect to the Pre-Closing Restructuring), of (i) each Subsidiary of the Company, (ii) the jurisdiction of formation for each such Subsidiary and (iii) the ownership of the equity interests in each such Subsidiary. Except as disclosed on Schedule 4.5, the Company has no direct or indirect investment or interest in or control over any other Person.

(b)        Each Subsidiary of the Company is duly formed, validly existing and in good standing under the Laws of its jurisdiction of organization. Each such Subsidiary has all requisite power and authority to carry on its business as presently conducted. Seller has made available to Buyer true and complete copies of the Organizational Documents of each such Subsidiary as currently in effect. The Company owns (or at the Closing will own) 100% of the equity interests of each such Subsidiary, free and clear of all Encumbrances, except (i) for restrictions on transfer that may be imposed by federal or state securities Laws, (ii) as set forth in the Organizational Documents of any such Subsidiary, other than as a result of any breach, default or noncompliance with the terms thereof, and (iii) for Encumbrances that arise out of any actions taken by or on behalf of Buyer or its Affiliates after the Closing. Except as set forth on Schedule 4.5, there are no outstanding (x) securities of any such Subsidiary convertible into or exchangeable for shares of capital stock or other equity interest or voting securities of any such Subsidiary; (y) options or other rights of any kind to acquire from Seller, the Company or any other Person, or obligations of Seller, the Company, any Subsidiary of the Company or any other Person to issue or sell, any shares of capital stock or other equity interest or voting securities of any such Subsidiary or any securities convertible into or exchangeable for such shares of capital stock or other equity interest or voting securities, other than the rights of the Company to acquire the Maxbass Newco Interests pursuant to this Agreement; or (z) equity equivalents or other similar rights of or with respect to any such Subsidiary. There are no outstanding obligations of any such Subsidiary to repurchase, redeem, or otherwise acquire any of the foregoing securities, shares of capital stock, options, equity equivalents, interests or rights.

4.6        No Conflict. Except (x) as disclosed on Schedule 4.6, (y) for such Governmental Approvals as may be required under the HSR Act and (z) as may result from any facts or circumstances relating solely to Buyer or its Affiliates, and assuming all consents, approvals, authorizations, filings, notifications and other actions disclosed on Schedule 4.7 have been made or obtained, the execution, delivery and performance of this Agreement and each other agreement contemplated hereby by Seller, and the consummation by Seller of the transactions contemplated hereby and thereby, do not and will not:

(a)        violate or breach the Organizational Documents of Seller or the Company;

(b)        violate or breach any Law binding upon Seller, the Company or the Business, except for such violations or breaches as would not reasonably be expected to be material to the Business; or

(c)        result in any breach of, or constitute a default (or constitute an event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Third Party any right of termination, consent, modification, acceleration or cancellation of, or result in the creation of any material Encumbrance (other than a Permitted Encumbrance) on any of the assets or properties of the Company or the Business pursuant to, any Material Contract, except as would not reasonably be expected to be material to the Business.

4.7    Governmental Approvals. No Governmental Approval is required to be made or obtained by Seller or any Seller Affiliate in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except (a) as may be necessary as a result of any facts or circumstances relating solely to Buyer or its Affiliates; (b) for such Governmental Approvals as may be required under the HSR Act; and (c) as disclosed on Schedule 4.7. To Seller’s Knowledge, except for Governmental Approvals as may be required under the HSR Act, no fact or circumstance exists that could reasonably be expected to prevent or materially delay the Seller or any Seller Affiliate from obtaining any Governmental Approval required to be made or obtained by Seller or any Seller Affiliate in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby that has not yet been obtained by the time such Governmental Approval is required.

4.8    Permits. Except as disclosed on Schedule 4.8, the Company and its Subsidiaries, and Seller and Seller Affiliates with respect to the Business, hold, and since January 1, 2018 have held, all material Permits necessary or required for the conduct of the Business (the “Material Permits”) and (b) the Company and its Subsidiaries, and Seller and Seller Affiliates with respect to the Business, are, and since January 1, 2017 have been, in compliance in all material respects with such Material Permits, and no Proceeding is pending or, to the Knowledge of Seller, threatened with respect to any alleged failure by the Company or any of its Subsidiaries, or Seller or any Seller Affiliate with respect to the Business, to (x) have any such Material Permit or (y) be in compliance therewith. Except as set forth in Schedule 4.8, neither Seller nor any Seller Affiliate (including the Company) has received notice of a breach or default of its obligations under any Material Permit. With respect to each Material Permit that is not explicitly identified in Schedule 4.8 as expired, (i) such Material Permit is legal, valid, binding, and enforceable in accordance with its terms, (ii) such Material Permit is in full force and effect, and (iii) to Seller’s Knowledge, no party to such Material Permit is in non-compliance with such Permit and no event has occurred that with the passage of time, the giving of notice or both, would result in non-compliance with such Permit.

4.9    Financial Statements. Schedule 4.9 contains (a) the unaudited pro forma balance sheet of the Business as of December 31, 2018, and the related statement of income for the fiscal year ended December 31, 2018 and (b) the unaudited pro forma balance sheet of the Business as of June 30, 2019 (the “Balance Sheet Date”), and the related statement of income for the six (6) months ended June 30, 2019 (collectively, the “Financial Statements”). Except as otherwise disclosed on Schedule 4.9, the Financial Statements fairly present in all material respects the financial position and results of operations of the Business as of and for the periods covered thereby, in accordance with GAAP, consistently applied throughout the periods presented, except for the absence of notes and year-end adjustments required by GAAP or as otherwise set forth therein.

4.10   Absence of Certain Changes. Except as disclosed on Schedule 4.10, (a) there have not been any material changes in the assets or financial condition of the Business, (b) the Business has been conducted in the ordinary course consistent with past practice, (c) since the Balance Sheet Date, there has been no event, change, fact or occurrence that has had or would reasonably be expected to have a Material Adverse Effect, and (d) since the Balance Sheet Date, no action has been taken that would not have been permitted after the date hereof and prior to Closing without the Buyer’s consent under Section 6.2.

4.11    Tax Matters.

(a)    Except as disclosed on Schedule 4.11:

(i)      All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed and each such Tax Return is true, correct and complete in all material respects.

(ii)     The Company and each of its Subsidiaries has timely paid all material Taxes due and payable (whether or not shown on any Tax Return).

(iii)    There are no Encumbrances for material Taxes upon any of the assets of the Company or any of its Subsidiaries (except for any statutory liens for Taxes not yet due and payable).

(iv)     No audits or administrative or judicial proceedings with respect to material Taxes are pending, being conducted or threatened in writing against the Company or any of its Subsidiaries.

(v)      There is not in force any extension of time with respect to the due date for the filing of any material Tax Return of the Company or any of its Subsidiaries (or any predecessor thereof) or any waiver or agreement for any extension of time for the assessment or payment of any Tax of the Company or any of its Subsidiaries (or any predecessor thereof).

(vi)      No material deficiencies for Taxes of the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Entity.

(vii)     No written claim has ever been asserted by a Governmental Entity in a jurisdiction where the Company or one of its Subsidiaries does not file a Tax Return that such entity is or may be subject to any Tax by such jurisdiction that would be covered by such Tax Return.

(viii)    The Company and each of its Subsidiaries is, and has been since its formation, classified as an entity disregarded as separate from its owner for U.S. federal Income Tax purposes.

(ix)       Neither the Company nor any of its Subsidiaries has ever been a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement, other than commercial agreements entered into in the ordinary course of business and not primarily related to Taxes.

(x)      To the Knowledge of Seller, neither the Company nor any of its Subsidiaries has ever been a party to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(2), or any similar transaction under analogous provisions of state, local or foreign Law.

(xi)      No asset of the Company or its Subsidiaries is subject to a 467 rental agreement, as defined in Section 467 of the Code.

(xii)     Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending on or after the Closing Date as a result of any installment sale or other transaction consummated at any time prior to the Closing Date, any accounting method change or agreement with any Governmental Entity filed or made prior to the Closing Date or any prepaid amount received prior to the Closing Date.

(b)     The representations and warranties set forth in Section 4.11(a) and Section 4.16 are the sole and exclusive representations and warranties in this Agreement related to Taxes or Tax matters. The representations and warranties set forth in Section 4.11(a)(i), (ii), (iv), (v), (vi), (vii) and (x) may be relied upon solely for taxable periods (or portions thereof) ending before the Closing Date and may not be relied upon for any taxable period (or portion thereof) beginning on or after the Closing Date.

4.12    Compliance With Applicable Laws. Except as disclosed on Schedule 4.12, the Company and its Subsidiaries are, and the Seller and Seller Affiliates with respect to the Business are, and since January 1, 2017 have been, in compliance in all material respects with all applicable Laws. Neither the Company nor any of its Subsidiaries has received, and none of the Seller or any Seller Affiliate with respect to the Business has received, at any time since January 1, 2017, any notice of any material violation or alleged material violation of any Laws.

4.13    Legal Proceedings; Orders. Except as disclosed on Schedule 4.13, there are no, and since January 1, 2017 have been no, (a) Proceedings pending or, to the Knowledge of Seller, threatened against (x) the Company or any of its Subsidiaries or affecting its and their respective assets and properties, or (y) Seller or any Seller Affiliate with respect to the Business, or (b) Proceedings pending or, to the Knowledge of Seller, threatened seeking to restrain, prohibit, enjoin or recover damages or obtain other relief in connection with the consummation of the transactions contemplated by this Agreement or any agreement contemplated hereby (including the Pre-Closing Restructuring). The Company and its Subsidiaries are not, and Seller and Seller Affiliates with respect to the Business are not, and none of them have been since January 1, 2017, subject to any judgment, order, writ, injunction, or decree of any Governmental Entity that would, if adversely determined, reasonably be expected to be material to the Business. Since January 1, 2017, neither the Company nor any of its Subsidiaries, or Seller or any Seller Affiliate with respect to the Business, has entered into any Contract to settle or compromise any Proceeding pending or, to Seller’s Knowledge, threatened against any of them which has involved any obligation other than the payment of money or for which any of them have any continuing obligation. There are no Proceedings pending or, to Seller’s Knowledge, threatened by the

Company or any of its Subsidiaries, or Seller or Seller Affiliates with respect to the Business, against a Third Party.

4.14    Properties.

(a)     Except (i) as disclosed on Schedule 4.14(a), ii) for Permitted Encumbrances and (iii) for property rights terminated or disposed of (e.g., by sale or lease termination) after the Balance Sheet Date in accordance with Article 6 or in the ordinary course of business consistent with past practice and where such termination or disposition would not and does not adversely affect the ability to carry on the Business, the Company or its Subsidiaries has (or following the Pre-Closing Restructuring will have) (A) good and marketable fee simple title to the owned real properties (other than Easements) of the Company and its Subsidiaries (or Seller and the Seller Affiliates with respect to the Business) and any above-ground assets or improvements situated on each of the owned real properties, free and clear of Encumbrances (collectively, the “Owned Real Property”), (B) a valid, binding and enforceable leasehold interest in each of the leased properties (other than Easements) of the Company and its Subsidiaries (or Seller and the Seller Affiliates with respect to the Business) and any above-ground assets or improvements situated on each of the leased properties, free and clear of Encumbrances (collectively, the “Leased Real Property”, and together with the Owned Real Property, the “Company Real Property”), and (C) good and defensible title to those material personal properties reflected in the Financial Statements, free and clear of Encumbrances. Following the Pre-Closing Restructuring, the Company Real Property will be validly owned or leased by the Company or one of its Subsidiaries.

(b)     Except as disclosed on Schedule 4.14(b), to Seller’s Knowledge, the Company or its Subsidiary has (or following the Pre-Closing Restructuring will have) a valid, binding and enforceable real property interest in each Easement (subject to no Encumbrances other than Permitted Encumbrances) necessary for the operation of the Business.

(c)     Except as disclosed on Schedule 4.14(c), there is no pending or, to Seller’s Knowledge, threatened in writing, condemnation Proceeding of any part of the real property (excluding Easements) reflected in the Financial Statements by any Governmental Entity that would materially interfere with the conduct of the Business.

4.15    Material Contracts.

(a)     Set forth on Schedule 4.15(a) is a list of Contracts to which the Company or its Subsidiaries, or Seller or a Seller Affiliate with respect to the Business, is a party or by which their assets or properties are bound, that fall within the following categories and are existing as of the date hereof (each a “Material Contract”):

(i)     Contracts (A) representing Indebtedness and all guaranties thereof; (B) under which an Encumbrance has been granted on any assets or properties of the Company, its Subsidiaries or the Business securing outstanding Indebtedness or (C) that requires the posting of any fidelity or surety bond, completion bond or letter of credit;

(ii)    Contracts containing covenants limiting the freedom of the Company, its Subsidiaries or the Business to engage in any line of business or compete with any Person or operate at any location;

(iii)     Contracts with respect to any outstanding futures, swap, collar, put, call, floor, cap, option, hedging, forward sale, derivatives or other Contracts involving commodities sales or trading or intended to benefit from or reduce or eliminate the risk of fluctuations in interest rates, currencies or the price of commodities;

(iv)      Contracts required to be listed pursuant to Section 4.22;

(v)       Contracts for the transportation or storage of light condensate or other hydrocarbon products;

(vi)      interconnection Contracts related to the transportation of light condensate or other hydrocarbon products;

(vii)     Contracts that relate to the acquisition or disposition of any business, material equity interests or assets of any other Person or real property (whether by merger, sale of equity interests, sale of assets or otherwise) pursuant to which the Company or any of its Subsidiaries has any remaining material obligation or liability, other than Contracts for the procurement or disposition of assets in the ordinary course of business;

(viii)    Contracts relating to the provision of goods or services to any Governmental Entity;

(ix)       joint venture, partnership, co-owner, limited liability company, collaboration or strategic alliance or other similar agreements, including any agreement or commitment to make any loan or capital contribution to any joint venture, partnership or strategic alliance;

(x)        Contracts involving resolution or settlement of any actual or threatened Proceeding in an amount greater than $300,000 individually or $1,000,000 in the aggregate that have not been fully performed or otherwise impose continuing liabilities, obligations or Encumbrances on the Company or its Subsidiaries;

(xi)       Shared Contracts material to the operation of the Business; and

(xii)      Contracts which, individually, require or entitle the Company, its Subsidiaries, Seller or any Seller Affiliate to make or receive payments of $10,000,000 or more annually; provided that, the calculation of the aggregate payments for any such Contract shall not include payments attributable to any renewal periods or extensions for which the Company, its Subsidiaries, Seller or any Seller Affiliate may exercise a renewal or extension option in its sole discretion.

(b)    Except as disclosed on Schedule 4.15(b), each Material Contract is valid and enforceable in all material respects in accordance with its terms against the Company, its Subsidiaries, Seller or Seller Affiliate, as applicable, that is party to such Material Contract, is in full force and effect and, to the Knowledge of Seller, each other party thereto, subject in each case to (i) applicable bankruptcy, insolvency, reorganization, moratorium, and similar Laws affecting creditors’ rights generally and (ii) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances. None of the Company, its

Subsidiaries, Seller, any Seller Affiliate or, to Seller’s Knowledge, any other party thereto, is in breach, violation or default in any material respect of the terms of any such Material Contract (and no event or circumstance has occurred that with or without notice or lapse of time or both would constitute such breach, violation or default). Neither the Company, its Subsidiaries, Seller or any Seller Affiliate has received any notice that any Person intends to cancel, modify, accelerate or terminate any Material Contract or term thereof, or to exercise or not to exercise any options thereunder. Seller has made available to Buyer complete and correct copies of each Material Contract, together with any and all supplements, modifications, amendments, waivers, change orders or other changes.

4.16    Employee Matters.

(a)    Neither the Company nor any of its Subsidiaries is the W-2 issuing employer of any individuals. Neither the Company nor any of its Subsidiaries sponsors, maintains, contributes to, or has any actual or contingent liability with respect to (including by reason of its affiliation with any other entity), any Benefit Plan, nor, to the Knowledge of Seller, does any condition or set of circumstances exist under which the Company or any of its Subsidiaries would reasonably be expected to be subject to any Tax, fine, lien or penalty under ERISA or the Code with respect to any Benefit Plan.

(b)    Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or Contract with a labor union (and no Available Employee is covered by any collective bargaining agreement or Contract with a labor union), and there are no unfair labor practice or labor arbitration Proceedings pending or, to Seller’s Knowledge, threatened in writing against the Company or any of its Subsidiaries, which would, individually or in the aggregate, reasonably be expected to be material to the Business. Since January 1, 2018, there has not been, nor, to the Knowledge of Seller, has there been any written threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar material labor activity or dispute affecting the Company or its Subsidiaries.

(c)    Except as disclosed on Schedule 4.16(c), none of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (alone or in conjunction with any other event, including any termination of employment on or following the Closing) will (i) except as required by Section 7.4, entitle any Available Employee to any compensation or benefit under any Benefit Plan sponsored or maintained by Seller or any Seller Affiliates (other than the Company or any of its Subsidiaries), (ii) except as required by Section 7.4, accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits for any Available Employee, or trigger any other obligation, under any Benefit Plan sponsored or maintained by Seller or any Seller Affiliates (other than the Company or any of its Subsidiaries) or (iii) result in the payment by the Company or any of its Subsidiaries of any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) under any Benefit Plan sponsored or maintained by Seller or any Seller Affiliates (other than the Company or any of its Subsidiaries).

4.17    Environmental.

(a)    Except as disclosed on Schedule 4.17(a), to the Knowledge of Seller, the Business is, and since January 1, 2017 has been, conducted in compliance in all material respects with all applicable Environmental Laws. Except as disclosed on Schedule 4.17(a), none of the Company, its Subsidiaries or Seller or any Seller Affiliate has received any written notice or demand letter from any Governmental Entity or Third Party, indicating that the Business is in violation in any material respect of, or materially liable under, any Environmental Law, which violation or liability has not heretofore been resolved with such Governmental Entity or Third Party. Except as disclosed on Schedule 4.17(a), none of the Company, its Subsidiaries, Seller or any Seller Affiliate is subject to any judgment, order, writ, injunction, or decree of any Governmental Entity pursuant to Environmental Laws, which would have a material adverse effect on the Business.

(b)    Except as disclosed on Schedule 4.17(b), to the Knowledge of Seller, (i) after giving effect to the Pre-Closing Restructuring, the Company will hold all material Permits required under Environmental Law that are necessary or required for the conduct of the Business and (ii) the Company, its Subsidiaries, and Seller or any Seller Affiliate with respect to the Business, is and has been, since January 1, 2017, in compliance in all material respects with such Permits, and no Proceeding is pending or threatened in writing with respect to any alleged failure by them to have any such Permit or not to be in compliance therewith.

(c)    Except as disclosed on Schedule 4.17(c), (i) none of the Company or its Subsidiaries, or Seller or any Seller Affiliate with respect to the Business, owns, leases or operates a site that pursuant to CERCLA or any similar state or foreign Law, has been placed or is proposed to be placed by any Governmental Entity on the “National Priorities List” or similar state or foreign list, as in effect as of the Closing Date, (ii) (A) none of the Company or its Subsidiaries, or Seller or any Seller Affiliate with respect to the Business, has been identified by any Governmental Entity as a potentially responsible party under CERCLA or any similar state or foreign Law with respect to any site, and (B) no Hazardous Materials generated, transported or disposed of by or on behalf of the Business have been found at any site where a Person has made written demand on the Company, its Subsidiaries, Seller or any Seller Affiliate to conduct or pay for a remedial investigation, removal or other response action pursuant to any applicable Environmental Law, the cost of which would be material to the Business, and (iii) to the Knowledge of Seller, there has been no Release by the Company or its Subsidiaries, or Seller or any Seller Affiliate with respect to the Business, or by any other party, that is reasonably likely to result in a material liability (including any investigatory, corrective or remedial obligations) of the Business under any Environmental Law.

(d)    Seller has made available to Buyer copies of all material environmental reports, audits, assessments, and all material correspondence with Governmental Entities, in the possession or control of Seller or a Seller Affiliate relating to Hazardous Materials or compliance with Environmental Laws and pertaining to the Company or the Business, or any real property owned, leased or operated by the Company or the Business.

(e)    The representations and warranties set forth in Section 4.9, Section 4.10, this Section 4.17, and Section 4.24 are the sole and exclusive representations and warranties of

Seller regarding Environmental Law, Hazardous Materials, and other environmental matters and no other provision hereof shall be construed to constitute a representation or warranty relating to such matters.

4.18    Insurance.

(a)    Schedule 4.18 lists all material insurance policies maintained by or for the benefit of the Business (the “Policies”). Except as disclosed on Schedule 4.18, each Policy is in full force and effect and all premiums due and payable with respect to the Policies have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date). No notice of cancellation of, or indication of an intention not to renew, any Policy has been received by the Seller or any of Seller Affiliate other than in the ordinary course of business.

(b)    All applicable insurance carriers under the Policies have been notified of all potential material claims and no insurer has refused, denied or disputed coverage with respect to any material claim by any of the Seller or a Seller Affiliate. There are no material unpaid claims under any Policies.

4.19    Brokerage Fees. Except as disclosed on Schedule 4.19, neither the Company, its Subsidiaries nor Seller or any Seller Affiliate has retained any financial advisor, broker, agent or finder on account of this Agreement or the transactions contemplated hereby for which Buyer, its Affiliates or the Company or any of its Subsidiaries will be liable.

4.20    Intellectual Property.

(a)    Schedule 4.20 sets forth an accurate list of all patents and patent applications, registered trademarks or service marks and applications to register any trademarks or service marks, and registered copyrights owned by the Company, its Subsidiaries, or Seller or any Seller Affiliate in respect of the Business.

(b)    To the Knowledge of Seller, (i) the conduct of the Business does not infringe, misappropriate, dilute or otherwise violate the Intellectual Property rights of any Person, and (ii) no Person is infringing, misappropriating, diluting or otherwise violating the Intellectual Property rights of the Company, the Business or any Subsidiary of the Company. There is no pending, or to Seller’s Knowledge, threatened Proceeding alleging any such infringement, misappropriation, dilution or other violation described in clause (ii) or (iii) of the preceding sentence. No security breach with respect to any information technology equipment owned, leased or licensed by the Company or made available under arrangement with Seller or a Seller Affiliate has resulted in disclosure, modification, destruction or loss of control with respect to any material confidential information of the Business.

4.21    Corrupt Practices Legislation.

(a)    Neither the Company nor any of its Subsidiaries, or Seller or any Seller Affiliate with respect to the Business, or, to the Knowledge of Seller, any of their respective directors, officers, agents or employees, has, directly or indirectly, (i) violated any Anti-Corruption Law, (ii) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any Governmental Entity of any jurisdiction or any official of any public international organization or (iii) made any contribution to any candidate for public office, in either case of clauses (ii) and (iii), where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under any Anti-Corruption Law, or (iv) conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Entity related to Anti-Corruption Laws.

(b)    The Company and its Subsidiaries, and Seller and Seller Affiliates with respect to the Business, have devised and maintained a system of internal accounting controls, and have made and kept books, records and accounts that accurately and fairly reflect the transactions and dispositions of the Business. The Business is conducted, and since January 1, 2017, has been conducted at all times, in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”). To the Knowledge of Seller, no Proceeding by or before any Governmental Entity involving the Business with respect to the Money Laundering Laws is pending or threatened.

(c)    Neither the Company nor any of its Subsidiaries nor, to the Knowledge of Seller, any director, officer, agent, employee or Affiliate of the Company or any of its Subsidiaries has had any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) imposed upon such Person. Neither the Company nor any of its Subsidiaries is in violation of any of the economic sanctions of the United States administered by OFAC or any Law or executive order relating thereto.

4.22    Affiliate Transactions. Except as set forth on Schedule 4.22, (a) there are no Contracts or material transactions or arrangements with respect to the Business between or among the Seller or any Seller Affiliate (other than Kinder Morgan Canada Limited or any of its Subsidiaries), on the one hand, and any Affiliate, officer, director or employee of any of the Seller or any Seller Affiliate, on the other hand, and (b) immediately following the Pre-Closing Restructuring, there will be no Contracts or material transactions or arrangements between the Company or any of its Subsidiaries, on the one hand, and Seller, any Seller Affiliate (other than Kinder Morgan Canada Limited or any of its Subsidiaries) or any of their respective officers, directors or employees, on the other hand.

4.23    Sufficiency and Condition of Assets. Except as set forth on Schedule 4.23, after giving effect to the Pre-Closing Restructuring, the real, personal and intangible properties owned by the Company and its Subsidiaries, together with (a) real, personal or intangible property as to which the Company or any of its Subsidiaries holds (or will hold) a valid leasehold interest, license or Easement and (b) the properties and assets made available to Buyer under the Transition Services Agreement, constitute all of the rights, properties and assets used in and reasonably necessary to conduct the Business. Except as set forth on Schedule 4.23, to the Knowledge of Seller, the material equipment, facilities, buildings, structures, improvements and other appurtenances on or under real property owned, leased or used by the Business, are in good working order (normal wear and tear excepted) and have been operated and maintained in accordance with practices generally engaged in or approved by a significant portion of the industries in which the Business operates.

4.24    Absence of Undisclosed Liabilities. Except as disclosed on Schedule 4.24, neither the Company nor any of its Subsidiaries has any liability required to be reflected on a balance sheet prepared in accordance with GAAP, except liabilities that (a) are accrued or reserved against in the Financial Statements or (b) were incurred or accrued in the ordinary course of business consistent with past practice since the Balance Sheet Date.

4.25    Indebtedness. As of the Closing, the Company and its Subsidiaries will have no outstanding Indebtedness. Except as set forth on Schedule 4.25, none of the Company or its Subsidiaries has granted any guaranty or security interest to secure obligations of any other Person, including personal guarantees, pledges, mortgages, letters of credit, surety bonds or any other form of credit support.

4.26    Regulatory.

(a)    The Company and its Subsidiaries are subject to regulation by FERC as a common carrier under the ICA and have complied, and are in compliance, in all material respects, with the ICA. The Company and its Subsidiaries have on file with FERC certain tariffs consistent with their obligations as a common carrier, and no rate or charge that has been or is being collected by the Company or any of its Subsidiaries is subject to complaint, protest, refund, or is pending final resolution of any Proceeding, inquiry, appeal or investigation. There are no ongoing regulatory or administrative Proceedings pending, or to Seller’s Knowledge, threatened in writing, regarding compliance by the Company or its Subsidiaries (or Seller or any Seller Affiliate with respect to the Business) with the ICA, any FERC order issued thereunder, or any of their respective tariffs.

(b)    The Company and its Subsidiaries, and Seller and the Seller Affiliates with respect to the Business, are not subject to regulation by any Governmental Entity, other than FERC, respecting rates, terms and conditions of service, market entry or exit, or access to facilities, or to any financial or organizational regulation by any such Governmental Entity.

(c)    The Business does not produce, design, test, manufacture, fabricate, or develop “critical technologies” as defined pursuant to 31 CFR § 801.204 and in turn is not a “pilot program U.S. business” within the meaning of 31 C.F.R. § 801.213.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Subject to the disclosures made by Buyer in Buyer’s Disclosure Schedules, Buyer represents and warrants to Seller, (i) as of the date hereof and (ii) as of the Closing Date (except to the extent any representation or warranty expressly relates to an earlier date, in which case as of such date), as follows:

5.1    Organization of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

5.2    Authority of Buyer. Buyer has full corporate power and authority to execute, deliver and perform this Agreement. The execution, delivery, and performance by Buyer of this Agreement and each other agreement contemplated hereby, and the consummation by Buyer of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes a valid and legally binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally and (b) equitable principles which may limit the availability of certain equitable remedies (such as specific performance) in certain instances.

5.3        No Conflict. Except (x) for such Governmental Approvals as may be required under the HSR Act and (y) as may result from any facts or circumstances relating solely to Seller or a Seller Affiliate, and assuming all consents, approvals, authorizations, filings, notifications and other actions disclosed on Schedule 5.4 have been made or obtained, the execution, delivery and performance of this Agreement and each other agreement contemplated hereby by Buyer, and the consummation by Buyer of the transactions contemplated hereby and thereby, do not and will not:

(a)        violate or breach the Organizational Documents of Buyer;

(b)        violate or breach any Law binding upon Buyer, except for such violations or breaches as would not, individually or in the aggregate, reasonably be expected to materially impede Buyer’s ability to lawfully consummate the transactions contemplated by this Agreement; or

(c)        result in any breach of, or constitute a default (or constitute an event which, with the giving of notice or lapse of time, or both, would become a default) under, or give to any Third Party any right of termination, consent, acceleration or cancellation of, or result in the creation of any material Encumbrance on any of the assets or properties of Buyer pursuant to, any Contract to which Buyer is a party or by which any of its assets or properties is bound or affected, except as would not reasonably be expected to materially impede Buyer’s ability to consummate the transactions contemplated by this Agreement.

5.4        Governmental Approvals. No Governmental Approval is required to be made or obtained by Buyer or any of its Affiliates in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except: (a) where failure to obtain such Governmental Approval would not, individually or in the aggregate, reasonably be expected to materially impede Buyer’s ability to consummate the transactions contemplated by this Agreement; (b) for such Governmental Approvals as may be required under the HSR Act; and (c) as disclosed on Schedule 5.4.

5.5        Financing. Buyer (directly or indirectly through itself or its Affiliates) has, and at the Closing will have, sufficient cash, available lines of credit, ability to draw down cash under existing financing facilities or other sources of immediately available funds to enable it to pay the Purchase Price to Seller when required hereunder and to consummate the transactions contemplated hereunder.

5.6        Legal Proceedings. There are no Proceedings pending or, to the Knowledge of Buyer, threatened in writing seeking to restrain, prohibit or recover damages or obtain other relief in connection with consummation of the transactions contemplated by this Agreement.

5.7        Brokerage Fees. Except as disclosed on Schedule 5.7, neither Buyer nor any of its Affiliates has retained any financial advisor, broker, agent or finder on account of this Agreement or the transactions contemplated hereby for which Seller or a Seller Affiliate will be liable.

5.8        Nature of Investment. Buyer is acquiring the Purchased Interests for investment purposes only and not with a view toward resale or distribution thereof in violation of applicable securities Laws. Buyer acknowledges that it can bear the economic risk of its investment in the Purchased Interests, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Purchased Interests. Buyer is an “accredited investor” as such term is defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). Buyer understands that none of the Purchased Interests will have been registered pursuant to the Securities Act or any applicable state securities Laws, that the Purchased Interests will be characterized as “restricted securities” under federal securities Laws and that the Purchased Interests may not be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom.

5.9        Independent Investigation. Buyer is (or its advisors are) (a) experienced and knowledgeable in the industries in which the Company conducts its business and (b) aware of the related risks of such business. Buyer acknowledges and affirms that (i) as of the date of this Agreement, it has made all such independent investigation, verification, analysis and evaluation of the Company and its business as it deems necessary or appropriate to enter into this Agreement, (ii) it has made all such reviews and inspections of the Company and its business, books and records, results of operations, conditions (financial or otherwise) and prospects of the Company as it has deemed necessary or appropriate to execute and deliver this Agreement and (iii) prior to Closing, it will make independent investigations, inspections and evaluations of the Company and its business as it deems necessary or appropriate to consummate the transactions contemplated hereby. Buyer acknowledges and agrees that (A) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely upon the representations and warranties expressly made by Seller in Article 4 (including the related portions of the Disclosure Schedules) or any other instrument delivered in accordance with this Agreement and its own independent investigation, verification, analysis and evaluation and (B) none of Seller, the Company or any other Person has made any representation or warranty as to Seller, the Company, this Agreement or the financial condition, assets, liabilities, equity, operations, business or prospects of the Company or any Affiliate thereof, except as expressly set forth in Article 4 (including the related portions of the Disclosure Schedules) or any other instrument delivered in accordance with this Agreement.

ARTICLE 6

CONDUCT OF COMPANY PENDING CLOSING

6.1        Conduct of Business. During the period from the date hereof to the Closing, except as set forth on Schedule 6.2 or otherwise required by this Agreement (including Section 7.10) or the Arrangement Agreement, Seller shall, and shall cause the Company, each of its Subsidiaries and any Seller Affiliate with respect to the Business, to conduct the Business in the ordinary course, consistent with past practice and use Reasonable Efforts to preserve, maintain, and protect, in all material respects, the present business operations, workforce, relationships, assets, rights, goodwill and properties of the Business.

6.2        Pre-Closing Restrictions.

(a)        Without limiting the generality of Section 6.1 and except as set forth on Schedule 6.2 or otherwise required by this Agreement (including Section 7.10) or the Arrangement Agreement, prior to the Closing, Seller shall not, and shall not permit the Company, its Subsidiaries or any Seller Affiliate with respect to the Business, to engage in any of the following actions without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed:

(i)         amend the Organizational Documents of the Company or any of its Subsidiaries;

(ii)        (A) issue, sell or deliver any shares of capital stock or any other equity securities or equity equivalents of the Company or its Subsidiaries or (B) amend in any material respect any of the terms of any securities of the Company or its Subsidiaries outstanding as of the date hereof;

(iii)      (A) split, combine, or reclassify the outstanding equity interests of the Company or any of its Subsidiaries, (B) declare, set aside or pay any non-cash distribution in respect of the outstanding equity of the Company or any of its Subsidiaries, (C) repurchase, redeem or otherwise acquire any securities of the Company or any of its Subsidiaries or (D) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing a liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(iv)        except in the ordinary course of business consistent with past practice, (A) create, incur, guarantee or assume any Indebtedness of the Company or any of its Subsidiaries or otherwise become liable or responsible for the obligations of any other Person (other than the Company) that remains outstanding as of the Closing, or (B) mortgage or pledge any material assets of the Company or any of its Subsidiaries, tangible or intangible, or create any material Encumbrance thereupon that is not released at or prior to Closing, other than Permitted Encumbrances;

(v)        acquire assets in the Company or any of its Subsidiaries with a value in the aggregate exceeding $10,000,000, except as expressly contemplated in the capital expenditure budget made available to Buyer;

(vi)        sell, lease, sublease, assign, distribute, pledge, transfer, abandon, permit to lapse or expire (including by means of allowing to lapse or failing to maintain, renew or enforce, or failing to pay applicable maintenance, renewal, registration fees or other dues) or otherwise dispose of, directly or indirectly, any assets of the Company or any of its Subsidiaries with a value in the aggregate exceeding $10,000,000;

(vii)        (A) acquire in the Company or any of its Subsidiaries (by merger, consolidation, or acquisition of stock or assets or otherwise) all or substantially all of the assets of, or any equity interest of, any corporation, partnership, limited liability company, or other business organization or division thereof or (B) enter into any joint venture, partnership or similar venture between the Company and any of its Subsidiaries and any Person;

(viii)    change in any material respect any of the financial accounting principles or practices used by the Company or any of its Subsidiaries, except for any change required by reason of a concurrent change in GAAP;

(ix)        settle any Proceeding against the Company or any of its Subsidiaries unless such settlement (A) requires solely the payment of less than $5,000,000 by the Company or such Subsidiary, (B) involves the unconditional release of the Company and its Subsidiaries with respect to the subject matter of the Proceeding and (C) does not impose any material obligations or injunctive or equitable relief on the Company or any of its Subsidiaries after the Closing;

(x)        cause the Company or any of its Subsidiaries to (i) make any capital expenditure other than (A) as set forth in the capital expenditure budget made available to Buyer, (B) as may be required to comply with Law, (C) as may be reasonably required in response to any emergency affecting the Company or (D) additional capital expenditures that are not reflected in the capital expenditure budget made available to Buyer and do not exceed $5,000,000 in the aggregate, or (ii) fail to make any material capital expenditure substantially in accordance with the capital expenditure budget made available to Buyer other than variations thereto (including acceleration or delay of timing for making expenditures) in the ordinary course of business reasonably consistent with past practices;

(xi)        cause or allow the Company or any of its Subsidiaries to (A) make or change any material Tax election, (B) settle or compromise any claim, notice, audit report or assessment in respect of material Taxes, (C) change any annual Tax accounting period, adopt or change any method of Tax accounting, (D) file any amended Tax Return, (E) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement relating to any material Tax (F) surrender any right to claim a Tax refund or (D) consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, in each case, other than in the ordinary course of business and consistent with past practices;

(xii)      amend in any material respect, fail to renew or terminate any Material Contract;

(xiii)      amend in any material respect, fail to renew or terminate any Material Permit;

(xiv)      cause the Company or any of its Subsidiaries engage in any new line of business;

(xv)      fail to manage the Company’s and its Subsidiaries’ working capital in the ordinary course of business consistent with past practices;

(xvi)      cause the Company or any of its Subsidiaries make a voluntary assignment for the benefit of creditors or file a voluntary petition for bankruptcy relief or insolvency or otherwise institute insolvency proceedings of any type, or liquidate, dissolve, reorganize or otherwise wind up the Business or its operations;

(xvii)        except (A) to the extent required by applicable Law or (B) to the extent required by any Benefit Plan as in effect on the date of this Agreement, (i) grant any loan to, or except in the ordinary course of business consistent with past practice and during the same time of year of past practice, increase the compensation or benefits or pay any bonus to any Available Employee, (ii) grant any severance, change of control, retention, termination or similar compensation or benefits to any Available Employee, (iii) amend (in a manner that increases the financial value of benefits provided to an Available Employee), adopt, establish, agree to establish, enter into or terminate any Benefit Plan or collective bargaining agreement or other labor union contract with respect to any Available Employee, (iv) pay to any Available Employee any benefit or amount not required under any Benefit Plan as in effect on the date of this Agreement, (v) take any action to accelerate the vesting of, or payment of, any compensation or benefit payable to Available Employees under any Benefit Plan, (vi) transfer the employment of any employee from a status in which such employee would have been an Available Employee to a status in which such employee will not be an Available Employee, (vii) transfer the employment of any employee from a status in which such employee would not have been an Available Employee to a status in which such employee will be an Available Employee, or (viii) hire or transfer any new employee who would be an Available Employee except, the hire or transfer of employees in the ordinary course of business consistent with past practice (including to fill vacancies); or

(xviii)        enter into any agreement or commitment to do any of the foregoing.

(b)        Notwithstanding the foregoing provisions of this Section 6.2, in the event of an emergency, to preserve life, property or the environment, Seller may take such action as reasonably necessary in response to such emergency and shall notify Buyer of such action and the emergency circumstances in reasonable detail as soon as practicable (using Reasonable Efforts to do so prior to any action taken pursuant to this clause (b)).

ARTICLE 7

ADDITIONAL AGREEMENTS

7.1        Access to Information and Confidentiality.

(a)        Access. Between the date hereof and the Closing, Seller: (i) shall give Buyer and its authorized representatives reasonable access, during regular business hours and upon reasonable advance notice, to such facilities, books and records of the Company and its Subsidiaries, and Seller and Seller Affiliates with respect to the Business, in each case as reasonably requested by Buyer and its authorized representatives; and (ii) shall cause employees, agents and officers of the Company and its Subsidiaries, and Seller and Seller Affiliates, to furnish Buyer and its authorized representatives with such financial and operating data and other information with respect to the Company and the Business as Buyer may from time to time reasonably request. Seller shall have the right to have a representative present at all times during any such inspections and examinations conducted at the offices or other facilities or properties of

Seller or the Company. In addition, between the date hereof and the Closing Date, Seller or a Seller Affiliate shall provide to Buyer reasonable access to its employees and advisors, provided that (A) Buyer shall advise Seller in advance of any meetings or written communications with such employees and advisors and the general purpose of such meetings or communications and (B) Seller shall have the right to have a representative present at all times during such meetings. Notwithstanding anything herein to the contrary, (1) Buyer shall have no right to perform or cause to be performed any invasive or subsurface investigations of the properties of the Company, including any sampling or testing of the air, soil, surface water, groundwater, building materials or other environmental media, and (2) Buyer shall have no right of access to, and Seller shall have no obligation to provide to Buyer (x) any information the disclosure of which would jeopardize any privilege available to the Company, Seller or any Seller Affiliate relating to such information (except that Seller shall use Reasonable Efforts to enter into a joint defense agreement or other arrangement that would reasonably preserve such privilege), that would cause Seller, any Seller Affiliate or the Company or its Subsidiaries to breach any contractual confidentiality obligation, or that could result in a violation of applicable Law, or (y) access to the assets or properties of the Company to the extent Seller does not (or the Company does not) have the authority to grant such access. Buyer agrees to indemnify, defend and hold harmless Seller, the Seller Affiliates (including until Closing the Company) and all such Persons’ directors, officers, employees, agents and representatives from and against any and all claims, liabilities, losses, out-of-pocket costs and expenses (including court costs and reasonable attorneys’ fees), including claims, liabilities, losses, out-of-pocket costs and expenses attributable to personal injury, death, or property damage, arising out of or relating to access to the Company’s facilities, books and records prior to the Closing by Buyer, its Affiliates, or its or their directors, officers, employees, agents or representatives, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR LEGAL FAULT OF ANY INDEMNIFIED PERSON (BUT NOT SUCH PERSON’S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT).

(b)        Confidentiality. Buyer acknowledges that the information provided to it in connection with this Agreement and the other agreements contemplated hereby and the transactions contemplated hereby (including the terms of this Agreement) and thereby is subject to the Confidentiality Agreement, the terms of which are incorporated herein by reference. For a period of two (2) years after the Closing, Seller shall not (and shall cause all Seller Affiliates and its and their respective officers, directors, employees and representatives not to) disclose, and shall keep confidential, the books and records or other knowledge, information or documents, in each case, of a confidential nature or not generally known to the public that relate exclusively to the Business (including the financial information, technical information or data relating exclusively to the Business), except such knowledge, information or documents shall be permitted to be disclosed by Seller or any Seller Affiliate (i) to pursue Seller’s rights under this Agreement, (ii) as required by applicable Law, (iii) as required pursuant to the rules of any listing authority or stock exchange with which Seller or any of Seller Affiliate is bound to comply, or pursuant to any legal or regulatory Proceeding, subpoena or request of any Governmental Entity, and (iv) to the extent such information is or becomes available to the public other than as a result of a disclosure by Seller or a Seller Affiliate in violation of this Section 7.1(b).

(c)        Company Books and Records. Except as otherwise contemplated by Section 7.10(e) or the Transition Services Agreement, as soon as reasonably practicable after the

Closing Date, Seller shall deliver or cause to be delivered to Buyer all books and records of the Company, its Subsidiaries, and of the Business that were not delivered at Closing pursuant to Section 3.2(d) (including books of account; Tax returns and supporting work papers; all data that has been processed or stored on any shared systems, including Contracts or other documents stored on Seller’s or any Seller Affiliate’s servers and electronic mailbox contents of Company employees and similar records) that are in Seller’s or a Seller Affiliate’s possession (or under their control) to the extent such books and records relate to the Company, its Subsidiaries, or to the Business (excluding any personnel or employee-related files of an entity other than the Company or any of its Subsidiaries), which will be deemed delivered if such book and records are located in the office of the Company, subject to Section 7.1(d); provided, however, that Seller may retain a copy of any such books and records that are reasonably necessary or useful for Seller to retain during the term of the Transition Services Agreement for the provision of services thereunder.

(d)        Retention by Seller. Seller and each Seller Affiliate may retain a copy of all data room materials and all books and records prepared in connection with the transactions contemplated by this Agreement as may be reasonably necessary in connection with Seller’s or such Seller Affiliate’s operations or relevant in connection with the defense or prosecution of disputes arising hereunder, including copies of all financial information and all other accounting books and records prepared or used in connection with the preparation of financial statements of Seller or the Company.

(e)        Record Preservation by Buyer. Buyer shall preserve and keep for a period of at least five (5) years from the Closing Date all books and records of the Company relating to the operation of the Company prior to the Closing Date and shall make such books and records available to Seller upon reasonable request; provided that Seller shall have no right of access to, and Buyer shall have no obligation to provide to Seller (x) any information the disclosure of which would jeopardize any privilege available to Buyer, the Company or its Subsidiaries relating to such information (except that Buyer shall use Reasonable Efforts to enter into a joint defense agreement or other arrangement that would reasonably preserve such privilege), or that could result in a violation of applicable Law, or (y) access to the assets or properties of Buyer or the Company to the extent Buyer does not (or the Company does not) have the authority to grant such access. After such five (5) year period, Seller may, upon written notice to Buyer, be given an opportunity, at its cost and expense, to remove and retain all or any part of such books and records as Seller may reasonably select (subject to the preceding sentence).

7.2        Regulatory and Other Authorizations.

(a)        Each Party shall: (i) file its notification and report forms required for the consummation of the transactions contemplated hereby pursuant to the HSR Act within fifteen (15) Business Days after the date hereof; and (ii) use reasonable best efforts to cause any waiting period under the HSR Act with respect to the transactions contemplated hereby to expire or terminate at the earliest time that is commercially practicable, and prior to the Outside Date, and shall request “early termination” with respect to the waiting period under the HSR Act. Buyer may withdraw and resubmit its HSR Act notification and report form under 16 C.F.R. Section 803.12(c) on one occasion, provided any subsequent withdrawals shall require Seller’s prior written consent. Neither Party shall enter into any agreements with any Governmental Entity to delay closing of the transactions contemplated by hereby without the prior written consent of the other Party. Buyer shall pay all HSR Act filing fees. Otherwise, each Party shall each pay their own preparation costs and expenses.

(b)        Each Party shall use reasonable best efforts to, and shall cause its respective Affiliates to, do each of the following: (i) promptly inform the other Party of (and, at the other Party’s reasonable request, supply to such other Party) any communication (or other correspondence or memoranda) from or to, and any proposed understanding or agreement with, any Governmental Entity in connection with this Agreement or the transactions contemplated hereby; (ii) consult and cooperate in good faith with the other Party in connection with any analyses, appearances, presentations, memoranda, briefs, arguments and opinions made or submitted by or on behalf of any Party in connection with all meetings, actions, discussions and Proceedings with Governmental Entities relating to this Agreement or the transactions contemplated hereby, including, subject to applicable Law, permitting the other Party to review in advance any proposed written communication between it and any Governmental Entity and to promptly provide the other Party with copies of any communication between it and any Governmental Entity; and (iii) comply, as promptly as practicable, with any requests received by a Party or any of its Affiliates under the HSR Act and any other applicable Law for additional information, documents or other materials. If a Party or any of its Affiliates intends to participate in any meeting or discussion with any Governmental Entity with respect to the transactions contemplated hereby or any filings, investigations or inquiries made in connection with the transactions contemplated hereby, it shall give the other Party reasonable prior notice of, and an opportunity to participate in, such meeting or discussion. Notwithstanding anything in this Agreement, in no event will any Party be required to contest or resist any Proceeding instituted (or threatened to be instituted) by any Governmental Entity challenging the transactions contemplated hereby as in violation of any applicable Law.

(c)        Notwithstanding anything to the contrary contained in this Agreement, in no event shall Buyer or its Affiliates be required to (and Seller, the Company and their respective Affiliates shall not without Buyer’s prior written consent) offer, propose, negotiate, agree to, commit to or effect by consent decree, hold separate order, or otherwise, (i) the sale, divestiture, transfer, license or other disposition of any assets or businesses, or interests in any assets or businesses, of Buyer (or its Affiliates) or of the Company or its Subsidiaries, (ii) any restrictions, impairments, agreements or actions that limit Buyer’s or its Affiliates’ or the Company’s or its Subsidiaries’ freedom of action with respect to, or their ability to own, manage, operate, conduct and retain, any assets or businesses, or interests in any assets or businesses, of Buyer (or its Affiliates) or the Company or its Subsidiaries, (iii) the creation, termination or amendment of any relationships, contractual rights, obligations, licenses, ventures or other arrangements of Buyer (or its Affiliates) or of the Company or its Subsidiaries, or (iv) any other remedy or condition of any kind.

7.3        Third-Party Consents. The Parties shall use Reasonable Efforts to obtain, and to cooperate with each other in obtaining, any consents of Third Parties (other than Governmental Entities to the extent set forth in Section 7.2) required in connection with the transactions contemplated by this Agreement, which Reasonable Efforts of Buyer shall include providing to such Third Parties such financial information with respect to Buyer and its Affiliates as such Third Parties may reasonably request.

7.4        Employee Matters.

(a)        Seller’s Employees. Seller has made available to Buyer a list of each employee of Seller or a Seller Affiliate whose primary job duties involve operational services to the Business (the “Available Employees”) as of the date hereof, identified by job title, principal work location, date of hire, and, to the extent permitted by applicable Law, current year annual bonus target/prior year’s annual bonus, accrued and unused vacation and annual salary or hourly wage rate, as applicable (the “Employee Schedule”). To the extent not reflected in the Employee Schedule made available to Buyer prior to the date hereof, no later than five (5) days after the date of this Agreement, Seller shall separately identify to Buyer in writing each Available Employee by name in such manner as to enable Buyer to identify the individuals reflected on the Employee Schedule by name. Seller shall update the Employee Schedule as necessary at any time prior to Closing to reflect any employment changes.

(b)        Employment Offers. Buyer or an Affiliate of Buyer (such entity that makes employment offers being the “Buyer Employer”) shall offer employment to all Available Employees at least ten (10) days prior to the Closing Date. Each such offer (i) shall provide for (A) the commencement of employment to be effective upon the applicable Transfer Date, and (B) annual salary or hourly wage rate, as applicable, that is not less than the Available Employee’s annual salary or hourly wage rate, as applicable, reflected on the Employee Schedule and modified by any increases thereto made in accordance with Section 6.2(a)(xvii), (ii) shall not require such Available Employee to relocate to a location that is more than fifty (50) miles from the Available Employee’s current place of employment, (iii) shall be subject only to Closing, and (iv) shall be delivered to the Available Employees in writing, at a time and in a manner reasonably acceptable to Seller. At least five (5) days prior to the anticipated Closing Date, Buyer shall deliver to Seller a list of the Available Employees who have accepted employment with Buyer Employer, and each Available Employee who has rejected Buyer Employer’s offer of employment. An Available Employee who commences employment with Buyer Employer is referred to herein as a “Transferred Employee”. The “Transfer Date” for each Transferred Employee shall be 12:00:01 a.m. Houston, Texas time on the Closing Date, except with respect to any Available Employee to whom an employment offer is made and who is on leave as of the Closing Date, in which case the Transfer Date shall be the date upon which such Available Employee is eligible to return to work with Buyer Employer. In the event Buyer Employer terminates the employment of a Transferred Employee for reasons other than Cause or death or disability prior to the end of the twelve (12)-month period immediately following the Transfer Date, Buyer Employer shall provide such terminated Transferred Employee with a severance benefit in an amount equal to the severance benefit which the Transferred Employee would have been entitled to receive under the severance plan of Seller or a Seller Affiliate prior to being employed by Buyer Employer (the “Severance Payment”); provided, however, that (i) such Severance Payment will not be payable pursuant to this Section 7.4(b) to the extent that the payment of such Severance Payment would result in the duplication of benefits between this Section 7.4(b) and the applicable severance plan, policy, or arrangement, if any, of Buyer Employer, and (ii) such Severance Payment shall be contingent upon the Transferred Employee’s execution, and non-revocation of, a general release and waiver agreement in a form acceptable to Buyer Employer.

(c)        Benefits.

(i)        Except as otherwise provided in this Section 7.4, immediately following each Transferred Employee’s Transfer Date, Buyer Employer shall cause benefits to be provided to each Transferred Employee (as well as the compensation applicable to such Transferred Employee) that are, in the aggregate, substantially comparable to the benefits provided to similarly situated employees of Buyer Employer. Buyer Employer shall ensure that all of its or an Affiliate’s benefit plans (collectively, the “Buyer Benefit Plans”) in which the Transferred Employees participate after Closing, without duplication of benefits, recognize each Transferred Employee’s service with Seller and/or a Seller Affiliate (together with any predecessors thereof that previously employed any such Transferred Employees and as to which Seller and/or a Seller Affiliate recognize such service) as of the day immediately prior to each Transferred Employee’s Transfer Date for eligibility and vesting purposes, and that such plans shall recognize such service for benefit accrual purposes under Buyer Employer’s or its Affiliate’s vacation/paid time off plan or policy, severance plan, service award program, sickness plan, short-term disability plan and long-term disability plan (but not for purposes of any defined benefit pension plan).

(ii)        With respect to each Transferred Employee who becomes covered under Buyer Benefit Plans that are welfare benefit plans, and such Transferred Employee’s dependents, Buyer Employer shall use Reasonable Efforts to waive or cause to be waived any pre-existing condition exclusions to coverage, any evidence of insurability provisions, any active at work requirement and any waiting period or service requirements that did not exist or had been waived or otherwise satisfied under Seller’s and/or a Seller Affiliate’s comparable welfare benefit plans under which such Transferred Employee participated prior to his or her Transfer Date. For each Transferred Employee who enrolls in a Buyer Benefit Plan that is a health plan, Buyer Employer shall also use Reasonable Efforts to apply towards any deductible requirements and out-of-pocket maximum limits under such health plan applicable to such plan’s benefit year in which the Transfer Date occurs, any amounts paid by such Transferred Employee toward such requirements and limits under Seller’s and/or a Seller Affiliate’s health plans during the period from and after the beginning of such Buyer Benefit Plan’s benefit year until the Transfer Date.

(iii)        Except as otherwise provided in this Section 7.4, from and after each Transferred Employee’s Transfer Date, each Transferred Employee shall accrue vacation time under Buyer Employer’s or its Affiliate’s vacation policy; provided, however, that any Transferred Employee who, based on his or her credited service with Seller or a Seller Affiliate as of the day immediately prior to his or her Transfer Date, would be entitled to a greater vacation accrual under Seller’s and/or a Seller Affiliate’s vacation policy than under Buyer Employer’s or its Affiliate’s vacation policy shall be entitled to such greater vacation accrual under Buyer Employer’s or its Affiliate’s vacation policy. Buyer Employer shall permit each Transferred Employee to take the number of accrued, unused days of vacation as such Transferred Employee would have been eligible to take as of the day immediately prior to the Closing Date as set forth in the Employee Schedule.

(iv)        Seller’s or a Seller Affiliate’s benefit plans shall remain responsible for all claims for health, accident, sickness, death and disability benefits that are deemed incurred prior to each Transferred Employee’s Transfer Date by Transferred Employees or their eligible dependents (to the extent such claims are covered under the applicable benefit plans of Seller or a Seller Affiliate in which such Transferred Employee participated immediately prior to such Transferred Employee’s Transfer Date), and Buyer Employer or the Buyer Benefit Plans shall be responsible for all such claims by Transferred Employees or their eligible dependents that are deemed incurred on or after each Transferred Employee’s Transfer Date (to the extent such claims are covered under the applicable Buyer Benefit Plans in which such Transferred Employee participates). For purposes of this paragraph, (A) a claim for health benefits (including claims for medical, prescription drug and dental expenses) will be deemed to have been incurred on the date on which the actual medical service, treatment or material was rendered to or received by the Transferred Employee or eligible dependent claiming such benefit, and (B) in the case of any claim for benefits other than those designated in the preceding clause (A) (such as a claim for life insurance or disability benefits), a claim will be deemed to have been incurred upon the occurrence of the event giving rise to such claim. Claims for workers’ compensation benefits for Transferred Employees arising out of occurrences prior to each Transferred Employee’s Transfer Date shall be the responsibility of Seller. Claims for workers’ compensation benefits for Transferred Employees arising out of occurrences on or after each Transferred Employee’s Transfer Date shall be the responsibility of Buyer Employer.

(v)        Buyer Employer shall cause the 401(k) plan of Buyer Employer or its Affiliate to accept rollovers by a Transferred Employee of distributions from qualified plans of Seller and/or a Seller Affiliate (including participant loans) that are eligible rollover distributions within the meaning of Section 401(a)(31) of the Code. As soon as practicable after Closing, Seller shall make a cash payment to each Transferred Employee in an amount equal to such Transferred Employee’s unvested account balance under the 401(k) plan of Seller or a Seller Affiliate that will be forfeited in connection with the transactions contemplated by this Agreement.

(d)        Annual Bonus. Schedule 7.4(d) sets forth the estimated annual performance bonus for 2019 (and, if the Closing has not occurred prior to December 31, 2019, Seller shall deliver to Buyer, at least five Business Days prior to Closing, a schedule setting forth the estimated annual performance bonus for the performance year that is in process as of the Closing Date) payable to the Available Employees on an aggregate basis pursuant to Seller’s or a Seller Affiliate’s annual bonus plan (“Seller’s Bonus Plan”). Seller shall make a prorated cash payment to each Transferred Employee, the amount (if any) of which shall equal the product of the applicable Transferred Employee’s annual bonus amount (as described in the next sentence) multiplied by a fraction, the numerator of which is the number of days in the calendar year during which the Closing Date occurs that elapse prior to the Closing Date, and the denominator of which is 365. Seller may determine the annual bonus amount using any good faith methodology (which need not be the same for each Transferred Employee), including by basing such amount upon target bonus or upon actual performance. Such payment shall be paid no later than the date on which Seller pays annual bonuses to similarly situated other employees of Seller and the Seller Affiliates. For the remainder of the performance year in which the Closing occurs, Buyer shall provide each Transferred Employee with target bonus opportunities which are substantially comparable to the target bonus opportunities that Buyer makes available to its similarly-situated employees.

(e)        WARN Act. Buyer Employer shall take no employment action, including any plant closing, mass layoff, change of conditions of employment or employment loss within the meaning of the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Sec. 2101 et. seq. or similar law governing employment losses (“WARN Act”), for a period of at least ninety (90) days after Closing, which causes Losses to Seller under the WARN Act. With respect to any employment losses related the Transferred Employees on or after the Closing Date, Buyer Employer shall comply with the WARN Act. With respect to any employment losses related to the Available Employees prior to the Closing Date, Seller shall comply with the WARN Act.

(f)        No Third Party Beneficiaries. All provisions contained in this Section 7.4 are included for the sole benefit of the Parties hereto and nothing in this Agreement shall be deemed to (i) give rise to any rights, claims, benefits or causes of action to any Available Employee or Transferred Employee or (ii) prevent, restrict, or limit Buyer Employer, following the Closing Date, from modifying or terminating any of its benefit plans, programs or policies from time to time as it may deem appropriate, subject only to compliance with the express provisions of this Section 7.4 for the benefit of Seller.

7.5      Public Announcements. Neither Party (nor any of their respective Affiliates) shall issue any press release or similar public announcement pertaining to this Agreement or the transactions contemplated hereby without the prior consent of the other Party, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, as reasonably determined by the Party issuing such press release or making such public announcement, in which case such issuing or announcing Party shall provide reasonable advance prior notice of such press release or public announcement to the other Party for review and comment. The Parties agree to issue a joint press release with respect to this Agreement as soon as practicable after its due execution. For the avoidance of doubt, nothing in this Section 7.5 shall require a notice to or consent from any Party, or prevent any Party from, (a) making internal announcements or presentations to employees, (b) having discussions with their respective securityholders, financial analysts or other stakeholders or (c) making any announcement permitted under Section 2.12 of the Arrangement Agreement, in each case long as such statements and announcements are materially consistent with the press releases, public disclosures or public statements previously agreed and made by the Parties.

7.6      Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fee or expense, whether or not the Closing shall have occurred.

7.7      Removal of Retained Marks; Name Change.

(a)        Retained Marks will appear on some of the assets of the Company and its Subsidiaries, including on signage throughout the real property and pipeline rights of way of the Company and its Subsidiaries, and on supplies, materials, stationery, brochures, advertising materials, manuals and similar consumable items of the Company and its Subsidiaries. Buyer shall have the right to continue to use or display the Retained Marks in the Business during the periods of transition set forth in this Section 7.7 in the manner in which such Retained Marks were used prior to the Closing Date. Except as provided in this Section 7.7, Buyer shall obtain no right, title, interest, license or any other right whatsoever to use the Retained Marks. Buyer shall (a) within one hundred eighty (180) days after the Closing Date, remove the Retained Marks from the assets of the Company and its Subsidiaries, including signage on the real and personal property of the Company and its Subsidiaries, and (b) within ninety (90) days after the Closing Date, return or destroy all unused stationery, brochures, advertising materials, manuals and similar consumable items of the Company and its Subsidiaries that contain any non-removable Retained Marks and that have not been distributed to a Third Party as of the Closing Date. Except as permitted in this Section 7.7, Buyer will not conduct any business or offer any goods or services under the Retained Marks. Buyer will not send, or cause to be sent, any correspondence or other materials to any Person on any stationery that contains any Retained Marks or otherwise operate the Company or any of its Subsidiaries in any manner which would or might confuse any Person into believing that Buyer has any right, title, interest, or license to use the Retained Marks. Notwithstanding anything to the contrary herein, Buyer and its Affiliates shall not be in breach of this Section 7.7, even after the periods of transition provided above have ended, by reason of (x) the Company’s, any of its Subsidiaries’ or the Business’ use of or the appearance of the Retained Marks in any books and records, archived materials or organizational documents of the Company or its Subsidiaries (except as required by Section 7.7(b)) or on any equipment, tools, dies, engineering/manufacturing drawings, manuals, work sheets, operating procedures, other similar written or electronic data, materials or assets (including computer source code), in each case, that are used for internal purposes only in connection with the Business; (y) the appearance of the Retained Marks in or on any Third Party’s publications, marketing materials, brochures, instruction sheets, equipment or products that were distributed in the ordinary course of business prior to the Closing, and that generally are in the public domain; or (z) the use by Buyer, the Company or their respective Affiliates of a Retained Mark for purposes of conveying to customers or the general public that the Business or the Company is no longer affiliated with Seller or the Seller Affiliates (other than the Company and its Subsidiaries), and/or to reference historical details concerning or make historical reference to the Business.

(b)        Buyer shall within five (5) Business Days after the Closing Date file a certificate of amendment to the Company’s certificate of formation with the Secretary of State of the State of Delaware changing the name of the Company to eliminate any reference to the name Kinder Morgan or any other Retained Mark.

7.8      Replacement of Bonds, Letters of Credit and Guaranties. Buyer shall use Reasonable Efforts to (a) obtain, or cause to be obtained in the name of Buyer (or one of its Affiliates acceptable to the beneficiary thereof), prior to Closing, replacements for the fidelity or surety bonds, completion bonds, letters of credit and guaranties identified on Schedule 7.8 (collectively, the “Financial Guaranties”) and (b) cause, effective as of the Closing, the cancellation or return to Seller of the Financial Guaranties. Seller shall provide reasonable cooperation to Buyer in connection therewith. If Buyer and Seller are unable to obtain a replacement or cancellation of such Financial Guaranties prior to or at Closing, the Parties agree to continue to reasonably cooperate to effect such replacement or cancellation as soon as possible thereafter. Buyer shall indemnify and hold harmless Seller and each Seller Affiliate from and against any and all Losses arising from or relating to any Financial Guaranty that is not either released or expired in accordance with its terms and that is drawn upon.

7.9        Insurance. Buyer acknowledges that, at or promptly following the Closing, the insurance policies maintained by Seller and any Seller Affiliates for the benefit of the Company shall be terminated or modified to exclude coverage of the Company, and, as a result, Buyer may be obligated at or before Closing to obtain at its sole cost and expense replacement insurance and including insurance required by any Third Party to be maintained by or for the benefit of the Company. Notwithstanding anything to the contrary herein, if any claims may be made under such occurrence-based insurance policies after the Closing with respect to any circumstances, facts or events that occur prior to the Closing and that relate to the Company or the Business, then, to the extent permitted under the terms and conditions of such policies and applicable Law, Seller shall, and shall cause the Seller Affiliates to, use Reasonable Efforts to (a) ensure that after the Closing Date, Buyer, the Company and its Subsidiaries can file, notice and otherwise continue to pursue such claims and recover proceeds under the terms of such insurance policies, and (b) cooperate to make the benefits of any such insurance policies available to Buyer, the Company or its Subsidiaries, in each case, at the expense of Buyer or the Company.

7.10      Pre-Closing Restructuring; Excluded Assets; Excluded IT Assets.

(a)        The transactions contemplated by this Agreement exclude the Excluded Assets. Notwithstanding any other provision of this Agreement to the contrary, Seller’s representations and warranties in Article 4 and the covenants and agreements set forth in Article 6 shall not apply to any of the Excluded Assets.

(b)        Prior to the Closing Date, subject to Section 7.10(c), Seller shall cause, at Seller’s sole cost and expense, (i) the transfer of the Excluded Assets from the Company and its Subsidiaries to Seller or any Seller Affiliates (other than the Company and its Subsidiaries), (ii) the transfer from Seller or any Seller Affiliate (other than the Company and its Subsidiaries) to the Company or its Subsidiaries of the Maxbass Newco Interests, and (iii) the assumption by Seller or a Seller Affiliate of all Retained Liabilities (to the extent reasonably necessary to give effect thereto) (collectively, the “Pre-Closing Restructuring”); provided, in each case, that Buyer’s prior written consent (which shall not unreasonably be withheld, conditioned or delayed) shall be required for any action taken in furtherance of the Pre-Closing Restructuring that would reasonably be expected to adversely affect the Business (other than with respect to Taxes of the Company or its Subsidiaries that would constitute Seller Taxes).

(c)        Notwithstanding the foregoing, in the event the Portland Airport Pipeline Registration has not been received prior to Closing, the Portland Airport Pipeline shall not be transferred to Seller or a Seller Affiliate and the following provisions shall apply:

(i)        (A) Seller will be entitled to receive the economic benefits, and will bear the economic risks and burdens, of the ownership and operation of the Portland Airport Pipeline from and after the Closing and (B) Seller or a Seller Affiliate will operate the Portland Airport Pipeline, in each case, until such time as the Portland Airport Pipeline is transferred to Seller or any Seller Affiliates pursuant to Section 7.10(c)(ii). The Portland

Airport Pipeline will continue to constitute an Excluded Asset pursuant to this Agreement, notwithstanding the failure of the transfer of the Portland Airport Pipeline to have occurred.

(ii)        Buyer agrees to transfer the Portland Airport Pipeline to Seller or any Seller Affiliates after the Closing upon the written request of Seller and upon receipt of the Portland Airport Pipeline Registration. The Parties agree to cooperate to effect such transfer as promptly as possible following the Closing. The Parties intend that Seller remain the owner of the Portland Airport Pipeline for U.S. federal income Tax purposes at all times prior to such transfer, except to the extent required by applicable Law.

(d)        In furtherance of the Pre-Closing Restructuring, prior to the Closing (subject to Section 7.10(c)), Seller and Buyer will, and will cause the Company, its Subsidiaries and any of their applicable Affiliates to, execute and deliver such bills of sale, certificates of title, deeds, assignments of Contracts and other instruments of conveyance (in each case in form and substance reasonably acceptable to the Parties) as and to the extent reasonably necessary to evidence the Pre-Closing Restructuring; provided, however, that (i) no such bill of sale, certificate of title, deed, assignment or other instrument of conveyance will require the Company or any of Subsidiary of the Company to provide representations, warranties, covenants or indemnities or to otherwise assume any ongoing liability in respect of the Excluded Assets), and (ii) in no event shall any Party have any right or obligation to obtain the signature, consent or approval of KM Utopia or any of its Subsidiaries unless otherwise consented to by Seller.

(e)        Buyer acknowledges and agrees that the Company and its Subsidiaries do not own and will not have the right to use after Closing, and Buyer is not acquiring any interest in, (i) any Intellectual Property owned by Seller or any Seller Affiliate (other than Company and its Subsidiaries) or (ii) any information technology hardware and software, and information technology hardware and software services and licensing Contracts used to conduct the Business set forth on Schedule 7.10(e) (collectively, the “Excluded IT Assets”). In the event that Buyer is unable as of the Closing Date to replace such Excluded IT Assets internally from Buyer or any of its Affiliates, or externally from a Third Party, Seller will, at Buyer’s sole cost and expense, after the Closing, pursuant to the Transition Services Agreement, use Reasonable Efforts (subject to applicable Law and the terms and conditions of any Contracts relating to the Excluded IT Assets and subject to any requirements of the Transitions Services Agreement) to provide the Company and its Subsidiaries with such access to, and continued use of, the Excluded IT Assets as is reasonably necessary for Buyer to conduct the Business in the ordinary course consistent with past practice for the period set forth in the Transition Services Agreement. To the extent not in the possession and control of the Company and its Subsidiaries at the time of Closing, Seller will provide for the transfer of all information and data related to the conduct of the Business stored on information technology assets owned or leased by Seller or any Seller Affiliate to information technology assets owned or leased by the Company, its Subsidiaries, Buyer or any of its Affiliates as soon as reasonably practicable after the Closing as provided in the Transition Services Agreement.

7.11      Shared Contracts. Buyer acknowledges that there may be Contracts with Third Parties to which the Company and Seller or one or more Seller Affiliates are parties and which directly benefit both Seller or a Seller Affiliate and the Company or any of its Subsidiaries, each of which (other than Contracts related to the Excluded IT Assets) are set forth on Schedule 7.11

(the “Shared Contracts”). Seller shall, at its sole cost and expense, use Reasonable Efforts to cause each Shared Contract to be replaced with a separate Contract that provides the Company or its applicable Subsidiaries with rights and obligations substantially similar to the rights and obligations of the Company or its applicable Subsidiaries contained in such Shared Contract, and Buyer shall cooperate with Seller with respect thereto. If the Parties are not able to effect the separation of a Shared Contract prior to the Closing as a result of any required approval or consent of a Third Party, then, until such actions can be effected, to the extent permissible under Law, the Parties shall enter into alternative arrangements intended to provide the Company and, if applicable, its Subsidiaries with the benefits of such Shared Contract and to put the Parties in the same economic position as if such Shared Contract were separated, as contemplated in this Section 7.11.

7.12        Termination of Affiliate Contracts; Intercompany Balances. At or prior to the Closing, except as set forth on Schedule 7.12(a), Seller shall terminate or cause to be terminated each of the Contracts required to be listed on Schedule 4.22 such that no obligations or liabilities thereunder are imposed on Buyer, the Company or any of its Subsidiaries following Closing. At or prior to Closing, except as set forth on Schedule 7.12(b), Seller shall, and shall cause each Seller Affiliate (other than the Company and its Subsidiaries) to take such action as may be required so that (a) all intercompany accounts receivable and notes and loans receivable relating to the Business and between the Company or its Subsidiaries, on the one hand, and Seller or a Seller Affiliate (excluding the Company or its Subsidiaries), on the other hand, and (b) all intercompany accounts payable and notes and loans payable relating to the Business, and between the Company or its Subsidiaries, on the one hand, and Seller or a Seller Affiliate (excluding the Company or its Subsidiaries), on the other hand, in each case, will be terminated, transferred out of the Company or its Subsidiaries or otherwise eliminated or settled with no liability to Buyer or the Company or its Subsidiaries following Closing, it being understood that such intercompany accounts, as so settled, shall not be included in the calculation of Closing Net Working Capital.

7.13        Cash Distributions. In the event that Buyer receives any cash distribution from KM Utopia after the Closing, Buyer shall pay to Seller, promptly following the receipt by Buyer, the full amount of such cash distribution.

7.14        Non-Solicitation. For a period of twelve (12) months following the Closing Date, Seller shall not, and shall cause the Seller Affiliates not to, directly or indirectly (a) encourage, induce or solicit any Transferred Employee to leave his or her employment or engagement with Buyer or its Affiliates (including the Company and its Subsidiaries), or (b) hire or attempt to hire any Transferred Employee. Notwithstanding the foregoing, the following shall not be deemed a breach of this Section 7.14: (i) the placement of general advertisements including in trade or industry publications and generalized employee searches by headhunter/search firms (in either case not focused specifically on or directed in any way at any Transferred Employee), or (ii) soliciting and hiring by Seller or any Seller Affiliate of any Transferred Employee who responds to any such generalized advertisement of employment or otherwise contacts Seller or any Seller Affiliate of his or her own initiative without any prior prohibited solicitation by Seller or any Seller Affiliate.

7.15        Exclusivity. During the period from the date of this Agreement through the Closing Date or earlier termination of this Agreement in accordance with Article 10, Seller shall not, and shall cause the Seller Affiliates and each of their respective directors, officers, employees, advisors and any other representatives not to, (a) solicit, initiate, engage in or knowingly encourage the initiation of any inquiry, proposal or offer from any person (other than Buyer and its Affiliates) relating to any direct or indirect acquisition (in one or more related transactions) of any assets or properties of Seller or any Seller Affiliates relating to the Business (whether by merger, consolidation, sale of assets or equity interests or otherwise) or (b) encourage, initiate, engage in or participate in any discussions or negotiations with any Third Party regarding, or furnish to any Third Party any information in connection with, any such transaction described in the foregoing clause (a). Seller also agrees that it, the Seller Affiliates and each of their respective directors, officers, employees, advisors and other representatives shall immediately cease any existing activities, discussions and negotiations with any parties other than Buyer and its Affiliates with respect to any of the foregoing, and will terminate access to the Virtual Data Room to any Person other than Buyer, its Affiliates and their authorized representatives. Notwithstanding anything in this Section 7.15 to the contrary, (i) Seller, the Seller Affiliates and each of their respective directors, officers, employees, advisors and other representatives shall be relieved of all of their respective obligations set forth in this Section 7.15 if, but only for so long as, Target (as defined in the Arrangement Agreement) is relieved of its obligations set forth in Section 7.1(a) and Section 7.1(b)(i)-(v) of the Arrangement Agreement (and then only to the extent that Target is so relieved of any such obligations), it being understood and agreed that if Target again becomes subject to any of its obligations set forth in Section 7.1(a) and Section 7.1(b)(i)-(v) of the Arrangement Agreement, Seller, the Seller Affiliates and each of their respective directors, officers, employees, advisors and other representatives shall once again be subject to all of their respective obligations set forth in this Section 7.15, and (ii) nothing herein shall prohibit Seller, the Seller Affiliates or any of their respective directors, officers, employees, advisors and other representatives from taking any actions taken in accordance with Section 7.1 of the Arrangement Agreement; provided, however, that notwithstanding the suspension of any obligations set forth in this Section 7.15, each other provision of this Agreement shall continue to remain in full force and effect until the earlier of the Closing or the valid termination of this Agreement pursuant to Section 10.1.

7.16        Disclaimers; Certain Limitations. EXCEPT AS AND TO THE EXTENT SET FORTH IN ARTICLE 4 (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES) OR ANY OTHER INSTRUMENT DELIVERED IN ACCORDANCE WITH THIS AGREEMENT, (a) SELLER MAKES NO REPRESENTATION OR WARRANTY WHATSOEVER TO BUYER AND HEREBY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY OTHER REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE, COMMUNICATED, OR FURNISHED (ORALLY OR IN WRITING) TO BUYER OR ITS REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION, OR ADVICE THAT MAY HAVE BEEN OR MAY BE PROVIDED TO BUYER OR ITS REPRESENTATIVES BY ANY OFFICER, DIRECTOR, EMPLOYEE, AGENT, CONSULTANT OR REPRESENTATIVE OF SELLER OR ANY AFFILIATE THEREOF) AND (b) SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE, RELATING TO THE CONDITION OF THE ASSETS OF THE COMPANY (INCLUDING ANY IMPLIED OR EXPRESSED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR OF CONFORMITY TO MODELS OR SAMPLES OF MATERIALS), IT BEING EXPRESSLY

UNDERSTOOD AND AGREED BY THE PARTIES THAT, EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE 4 (INCLUDING THE RELATED PORTIONS OF THE DISCLOSURE SCHEDULES) OR ANY OTHER INSTRUMENT DELIVERED IN ACCORDANCE WITH THIS AGREEMENT, BUYER IS ACCEPTING THE PURCHASED INTERESTS WITH THE UNDERSTANDING THAT THE ASSETS OF THE COMPANY ARE “AS IS, WHERE IS,” WITH ALL FAULTS AND DEFECTS, AND THAT BUYER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS BUYER DEEMS APPROPRIATE. SELLER MAKES NO REPRESENTATIONS OR WARRANTIES TO BUYER REGARDING (A) THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS OF THE COMPANY OR (B) THE POSSIBILITY, PROBABILITY OR LIKELIHOOD OF PROCEEDINGS ARISING FROM AND AFTER THE DATE HEREOF WHICH CHALLENGE THE RATES CHARGED OR SERVICES PROVIDED IN CONNECTION WITH THE BUSINESS.

ARTICLE 8

CONDITIONS TO OBLIGATIONS OF SELLER

The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment (or waiver by Seller) as of the Closing Date of each of the following conditions:

8.1        Accuracy of Representations and Warranties. All representations and warranties of Buyer contained in this Agreement shall be deemed to have been made again at and as of the Closing Date, and shall then be true and correct (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), in all material respects (except for such representations or warranties in Sections 5.3(b), 5.3(c) and 5.4, which shall be true and correct in all respects).

8.2        Performance of Covenants and Agreements. Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and all deliveries contemplated by Section 3.3 shall have been made.

8.3        HSR Act. All applicable waiting periods under the HSR Act (and any extensions thereof, including any agreement with a Governmental Entity not to consummate the transactions contemplated by this Agreement) shall have expired or been terminated.

8.4        Effectiveness of the Arrangement. The Parties shall have satisfactory evidence that all of the conditions to closing of the transactions contemplated by the Arrangement Agreement have been, or will be prior to Closing, satisfied or waived, and that the closing of the transactions contemplated by the Arrangement Agreement will be completed contemporaneously with the Closing.

8.5        Legal Proceedings. No preliminary or permanent injunction or other order, decree or ruling issued by a Governmental Entity, and no Law or Contract with a Governmental Entity, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated hereby, shall be in effect.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF BUYER

The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment (or waiver by Buyer) as of the Closing Date of each of the following conditions:

9.1        Accuracy of Representations and Warranties. All representations and warranties of Seller contained in this Agreement (other than Seller Fundamental Representations and the representation and warranty in Section 4.10(c)) shall be deemed to have been made again at and as of the Closing Date, and shall then be true and correct (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date), except for such failure of representations and warranties to be true and correct (without regard to any qualifications with respect to materiality or Material Adverse Effect contained therein) as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. All Seller Fundamental Representations and the representation and warranty in Section 4.10(c) shall be deemed to have been made again at and as of the Closing Date, and shall then be true and correct in all respects (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct on and as of such earlier date).

9.2        Performance of Covenants and Agreements. Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date, and all deliveries contemplated by Section 3.2 shall have been made.

9.3        HSR Act. All applicable waiting periods under the HSR Act (and any extensions thereof, including any agreement with a Governmental Entity not to consummate the transactions contemplated by this Agreement) shall have expired or been terminated.

9.4        Effectiveness of the Arrangement. The Parties shall have satisfactory evidence that all of the conditions to closing of the transactions contemplated by the Arrangement Agreement have been, or will be prior to Closing, satisfied or waived, and that the closing of the transactions contemplated by the Arrangement Agreement will be completed at contemporaneously with the Closing.

9.5        Legal Proceedings. No preliminary or permanent injunction or other order, decree or ruling issued by a Governmental Entity, and no Law or Contract with a Governmental Entity, which restrains, enjoins, prohibits or otherwise makes illegal the consummation of the transactions contemplated hereby, shall be in effect.

ARTICLE 10

TERMINATION

10.1      Termination.

(a)        Subject to the provisions of Section 10.2, this Agreement may be terminated at any time prior to the Closing in the following manner:

(i)        by mutual written consent of Seller and Buyer;

(ii)       by either Seller or Buyer, if any Governmental Entity with jurisdiction over such matters shall have issued an order or injunction restraining, enjoining, or otherwise prohibiting the sale of the Purchased Interests hereunder and such order, decree, ruling, or other action shall have become final and unappealable, provided that the right to terminate this Agreement under this Section 10.1(a)(ii) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, such order, injunction, decree, ruling or other action;

(iii)      by either Seller or Buyer, if the other Party has breached any representation, warranty, covenant or other obligation contained in this Agreement that would result in the failure of any condition in Article 8 or Article 9, as applicable, and such termination shall be effective on the earlier of thirty (30) days after written notice of such breach is delivered by such Party and the Outside Date, provided, however, that the right to terminate this Agreement under this Section 10.1(a)(iii) shall not be available (A) to any Party whose failure to fulfill any of its covenants and obligations or whose breach of any of its representations or warranties under this Agreement has been the cause of, or resulted in, the failure of any condition in Article 8 or Article 9, as applicable, to be satisfied or (B) at any time prior to the Outside Date, to the extent that the breaching Party is diligently pursuing a cure for such breach, if curable; and

(iv)        by either Seller or Buyer, if the Closing shall not have occurred on or before the Outside Date; provided however that the right to terminate this Agreement under this Section 10.1(a)(iv) shall not be available to a Party whose failure to fulfill any obligation under this Agreement shall have been the primary cause of, or shall have directly resulted in, the failure of the Closing to occur prior to the Outside Date.

(b)        This Agreement shall terminate automatically, without any further action by any Party, upon the valid termination of the Arrangement Agreement.

10.2        Effect of Termination.

(a)        If the conditions to the Closing set forth in Article 8 have been satisfied or waived (other than those conditions that by their nature are to be satisfied only on the Closing Date) and Seller fails to close for any reason except pursuant to an express right as set forth herein, Buyer will be entitled to seek specific performance of this Agreement. If the conditions in Article 9 have been satisfied or waived (other than those conditions that by their nature are to be satisfied only on the Closing Date) and Buyer fails to close for any reason except pursuant to an express right as set forth herein, Seller will be entitled to seek specific performance of this Agreement. The Parties agree that in either such event, irreparable damage to Buyer or Seller, as applicable, would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that Buyer or Seller, as the case may be, shall be entitled to seek specific performance of the terms of this Agreement and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy.

(b)      The Party desiring to terminate this Agreement pursuant to Section 10.1 shall give written notice of such termination to the other Party. If a Party terminates this Agreement under Section 10.1, this Agreement shall thereafter become void and have no effect, and the Parties shall not have any liability to any other Party or their respective Affiliates, or their respective partners, directors, officers or employees, pursuant to this Agreement, except that the agreements contained in this Article 10, Article 13, the confidentiality provision of Section 7.1(a) and the provisions of Sections 7.5 and 7.6 shall survive the termination hereof. Notwithstanding the foregoing, nothing contained in this Section 10.2 shall relieve a Party from liability for any willful breach of this Agreement that arose prior to such termination. No termination of this Agreement shall affect the obligations of the Parties pursuant to the Confidentiality Agreement.

ARTICLE 11

TAX MATTERS

11.1      Purchase Price Allocation. Seller and Buyer agree that the Base Purchase Price and any other items constituting consideration for applicable Income Tax purposes shall be allocated among the assets of the Company in a manner consistent with Section 1060 of the Code and the Treasury Regulations promulgated thereunder. Not later than one hundred and twenty (120) days following the Closing Date, Buyer shall deliver to Seller a preliminary allocation of the Base Purchase Price, among the assets of the Company pursuant to Section 1060 of the Code (a “Draft Allocation”). Buyer and Seller shall negotiate in good faith to agree to the Draft Allocation in writing within thirty (30) days after Seller’s receipt thereof. If Buyer and Seller reach an agreement with respect to the Draft Allocation, the Draft Allocation, as revised or amended by the Parties, shall become final (the “Final Allocation”). If the Parties agree to a Final Allocation, the Parties (i) shall use Reasonable Efforts to update the Final Allocation following any adjustment to the Base Purchase Price pursuant to this Agreement and (ii) shall, and shall cause their Affiliates to, prepare and file all Tax Returns, including Form 8594, as applicable, consistent with the Final Allocation and will not take any inconsistent position for any Tax purpose, including on any Tax Return, or during the course of any proceeding with respect to Taxes; provided, however, that if the Parties agree to a Final Allocation, nothing contained herein shall prevent Buyer or Seller from settling any proposed deficiency or adjustment by any Governmental Entity based upon or arising out of the Final Allocation, and neither Buyer nor Seller shall be required to litigate before any court any proposed deficiency or adjustment by any taxing authority challenging such Final Allocation. The Parties agree to promptly advise each other regarding the existence of any Tax audit, controversy or litigation related to the Final Allocation.

11.2      Filing of Tax Returns.

(a)      Seller shall prepare, or cause to be prepared, all Tax Returns required to be filed by the Company or its Subsidiaries for any Pre-Closing Tax Period other than a Straddle Period (each such Tax Return, a “Seller-Prepared Tax Return”). Each Seller-Prepared Tax Return shall be prepared on a basis consistent with past practice except to the extent otherwise required by Law. Seller shall cause such Seller-Prepared Tax Return to be timely filed and shall provide copies of such Tax Return to Buyer. Seller shall pay, or cause to be paid, all Taxes of the Company and any of its Subsidiaries that are due before the Closing Date.

(b)    Buyer shall prepare, or cause to be prepared, all Tax Returns required to be filed by the Company or any of its Subsidiaries for any Straddle Period (each such Tax Return, a “Buyer-Prepared Tax Return”). Each Buyer-Prepared Tax Return shall be prepared on a basis consistent with past practice except to the extent otherwise required by Law. Not later than thirty (30) days prior to the due date for filing of any Buyer-Prepared Tax Return, Buyer shall deliver a copy of such Tax Return, together with all supporting documentation, to Seller for its review and reasonable comment. Buyer shall cause such Buyer-Prepared Tax Return (as revised to incorporate Seller’s reasonable comments) to be timely filed and shall provide copies of such Tax Return to Seller. Seller shall pay to Buyer, no more than ten (10) days after the day on which such request is made, the amount of any Taxes shown as due on such Tax Return (as so revised) that is attributable to the Pre-Closing Tax Period (determined in accordance with Section 11.8).

11.3      Tax Refunds and Credits. The amount of any credit for or refunds of Taxes of the Company for any Pre-Closing Tax Period shall be for the account of Seller. Buyer shall forward, and shall cause its Affiliates to forward, to Seller pursuant to this Section 11.3 the amount of such credit or refund within thirty (30) days after such refund or credit is received, net any costs or expenses incurred by Buyer or its Affiliates in procuring such credit or refund.

11.4      Amended Tax Returns. Unless required by applicable Laws, (a) no amended Tax Return with respect to a Pre-Closing Tax Period shall be filed by or on behalf of the Company, (b) no Tax elections shall be made with respect to a Pre-Closing Tax Period by or on behalf of the Company, and (c) no voluntary disclosure (or similar) process shall be initiated with any Governmental Entity with respect to a Pre-Closing Tax Period by or on behalf of the Company, in each case without the consent of Seller, not to be unreasonably withheld, conditioned or delayed.

11.5      Tax Contests. If, after the Closing Date, Buyer (or the Company) or Seller receives notice of an audit or administrative or judicial proceeding with respect to any Tax or Tax Return of the Company or its Subsidiaries for a Pre-Closing Tax Period (a “Tax Contest”), Buyer or Seller (as applicable) shall notify the other Party within ten (10) days of receipt of such notice. Seller shall have the option to control the conduct and resolution of any such Tax Contest relating exclusively to a Pre-Closing Tax Period for which Seller would reasonably be expected to indemnify Buyer pursuant to Section 12.1 (a “Special Tax Contests”), and Seller may exercise such option by providing written notice to Buyer within fifteen (15) days of receiving notice of such Special Tax Contest. Buyer shall control all Tax Contests that are not Special Tax Contests and shall control all Special Tax Contests that Seller does not elect to control in accordance with the preceding sentence. The Party controlling a Tax Contest (the “Controlling Party”) shall (a) keep the other Party (the “Non-Controlling Party”) reasonably informed of the progress of such Tax Contest, (b) provide the Non-Controlling Party with copies of material correspondence with respect to such Tax Contest, (c) permit the Non-Controlling Party (or its counsel), at the Non-Controlling Party’s sole cost and expense, to participate in meetings (including conference calls) with the applicable Governmental Entity with respect to such Tax Contest, and (d) not effect any settlement or compromise of such Tax Contest without obtaining the Non-Controlling Party’s prior written consent thereto, which shall not be unreasonably conditioned, delayed or withheld.

11.6      Cooperation. Buyer and Seller will cooperate fully, and will cause the Company to cooperate fully, as and to the extent reasonably requested by Buyer or Seller, in connection with the filing of Tax Returns and any audit or proceeding with respect to Taxes. Such cooperation will include the retention and, upon the request of Buyer or Seller, the provision of records and information that are reasonably relevant to any such audit or proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer and Seller further agree, upon request, to use Reasonable Efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed on Seller, Buyer, or the Company (including with respect to the transactions contemplated hereby).

11.7      Transfer Taxes. Buyer will be responsible for one hundred percent (100%) of Transfer Taxes and shall prepare and file, or cause to be prepared and filed, all related Tax Returns. Seller and Buyer will reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Taxes.

11.8      Allocation of Taxes. In the case of Taxes with respect a Straddle Period, the portion of any such Taxes that is attributable to the Pre-Closing Tax Period will be:

(a)      in the case of Taxes that are either (i) based upon or related to income or receipts, or (ii) imposed in connection with any sale or other transfer or assignment of property (real or person, tangible or intangible), deemed equal to the amount that would be payable if the Tax period of the Company or any of its Subsidiaries, as applicable, ended at the end of the day before the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) will be allocated between the period ending at the end of the day before the Closing Date and the period beginning on (and including) the Closing Date in proportion to the number of days in each period; and

(b)      in the cases of Taxes that are imposed on a periodic basis with respect to the assets or capital of the Company or its Subsidiaries, deemed to be the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending at the end of the day before the Closing Date and the denominator of which is the number of calendar days in the entire period.

11.9      Tax Treatment. For U.S. federal income Tax purposes, the transactions contemplated by this Agreement will be treated as a purchase by Buyer of the assets of the Company and each of its Subsidiaries, and none of the Parties nor their respective Affiliates will take any position inconsistent with such treatment in notices to or filings with Tax authorities, in audit or other proceedings with respect to Taxes, or in other documents or notices relating to the transactions contemplated by this Agreement.

ARTICLE 12

INDEMNIFICATION

12.1      Indemnification.

(a)      Indemnification by Seller. From and after the Closing, subject to the other terms and limitations in this Article 12, Seller shall indemnify, defend and hold harmless the Buyer Indemnitees from and against any and all Losses incurred by any of the Buyer Indemnitees (whether such Losses relate to a Third Party Claim or a Direct Claim) that arise out of or are a result of:

(i)        any breach of Seller’s representations or warranties in this Agreement;

(ii)       any breach of the covenants or obligations of Seller under this Agreement; or

(iii)      the Retained Liabilities.

(b)      Indemnification by Buyer. From and after the Closing, subject to the other terms and limitations in this Article 12, Buyer shall indemnify, defend and hold harmless the Seller Indemnitees from and against any and all Losses incurred by any of the Seller Indemnitees (whether such Losses relate to a Third Party Claim or a Direct Claim) that arise out of or are a result of:

(i)       any breach of Buyer’s representations or warranties in this Agreement; or

(ii)      any breach of the covenants or obligations of Buyer under this Agreement.

(c)      Limitations on Indemnity.

(i)      None of the Buyer Indemnitees shall be entitled to assert any right to, and Seller shall have no liability for, indemnification under Section 12.1(a)(i) with respect to any individual claim unless the Losses resulting from such individual claim exceed $300,000 (the “Individual Claim Threshold,” and each individual claim that exceeds the Individual Claim Threshold being a “Qualifying Claim”). The Buyer Indemnitees shall not be entitled to assert any right to, and Seller shall have no liability for, indemnification under Section 12.1(a)(i) until the aggregate amount of all Losses suffered by the Buyer Indemnitees in respect of Qualifying Claims exceeds an amount equal to 1.25% of Purchase Price (the “Deductible Amount”), and then Seller shall have an indemnity obligation only to the extent such Losses exceed, in the aggregate, the Deductible Amount. Except as set forth in Section 12.1(c)(ii), Seller’s aggregate liability to the Buyer Indemnitees with respect to indemnification under Section 12.1(a)(i) shall in no event exceed an amount equal to ten percent (10%) of the Purchase Price.

(ii)      The limitations set forth in Section 12.1(c)(i) shall not apply to any Loss arising from a breach of (A) any Seller Fundamental Representations or (B) the representations and warranties set forth in Section 4.11 (Tax Matters) and Section 4.16(a) (Employee Matters).

(iii)      Notwithstanding any other provision of this Agreement to the contrary, (A) Seller’s aggregate liability to the Buyer Indemnitees with respect to indemnification under Section 12.1(a)(i) and Section 12.1(a)(ii) shall in no event exceed the Purchase Price and (B) Buyer’s aggregate liability to the Seller Indemnitees with respect to indemnification under Section 12.1(b)(i) and Section 12.1(b)(ii) shall in no event exceed the Purchase Price.

(iv)      For all purposes under this Article 12, including determining whether there exists any breach or inaccuracy in any representation or warranty and in calculating the amount of any indemnifiable Losses, each representation or warranty made by either Party that contains any qualification as to materiality or Material Adverse Effect (other than the representations and warranties set forth in Section 4.10(c) (No Material Adverse Effect) and, with respect to representations and warranties that refer to Permitted Encumbrances, the definition of “Permitted Encumbrances”) shall be deemed to have been given as though there were no such qualification.

(v)       If an Indemnitee becomes aware of any event or circumstance that would be reasonably expected to, or does, give rise to a claim for indemnification pursuant to Section 12.1, such Indemnitee shall thereafter use, and cause its Affiliates to use, Reasonable Efforts to mitigate any related Losses.

(vi)      The amount recoverable by a Buyer Indemnitee hereunder in respect of any Loss shall be reduced by (A) any insurance or indemnity proceeds actually received by the Buyer Indemnitees with respect to such Loss (minus the reasonable out-of-pocket costs incurred in obtaining such recovery and any increases in applicable policy premiums resulting therefrom), and (B) the amount of any reserve or accrual that is associated with the claim giving rise to such Loss, to the extent such reserve or accrual is taken into account in the calculation of the Closing Net Working Capital.

(vii)      Seller shall be subrogated to the rights of the Buyer Indemnitees against any insurer, indemnitor, guarantor or other Person with respect to the subject matter of a Loss subject to indemnification by Seller pursuant to Section 12.1(a) to the extent that Seller pays Buyer Indemnitees with respect to such Loss. The Buyer Indemnitees shall assign or otherwise cooperate with Seller in the pursuit of any claims against, and any efforts to recover amounts from, such other Person for any such Losses for which any Buyer Indemnitee has been paid. The Buyer Indemnitees shall promptly remit to Seller any insurance proceeds or other Third Party payment that is received by any Buyer Indemnitee and which relates to Losses for which (but only to the extent) Buyer Indemnitees have been previously compensated hereunder (minus the reasonable out-of-pocket costs incurred in obtaining such recovery and any increase in applicable policy premiums resulting therefrom).

(viii)      Notwithstanding anything in this Agreement to the contrary, Seller shall have no obligation to indemnify any Buyer Indemnitee for any Losses that, directly or indirectly, are incurred in connection with any remedial, removal or other response action in excess of the costs necessary to meet the least stringent permissible legal cleanup standard applicable to the cause of such Losses in effect as of the Closing Date, including such excess costs associated with meeting a more stringent cleanup standard resulting from a change in land use from the use in effect as of the Closing Date or from a change of Law relative to that which is in effect as of the Closing Date. With respect to any investigation, remediation or other response action related to Losses for which Buyer seeks indemnification from Seller pursuant to Section 12.1, Buyer hereby agrees to provide Seller with copies of all related reports and communications submitted to any

Governmental Entity and the results of all sampling and analysis activities within three (3) Business Days after receipt thereof by Buyer.

(d)      WAIVER OF PUNITIVE AND CONSEQUENTIAL DAMAGES. NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT TO THE CONTRARY, NO PARTY SHALL BE LIABLE TO THE OTHER PARTY OR ANY OTHER INDEMNITEE FOR ANY EXEMPLARY, PUNITIVE, SPECIAL, INDIRECT, CONSEQUENTIAL, REMOTE OR SPECULATIVE DAMAGES, EXCEPT TO THE EXTENT ANY SUCH DAMAGES ARE (X) INCLUDED IN ANY ACTION BY A THIRD PARTY AGAINST AN INDEMNITEE FOR WHICH SUCH INDEMNITEE IS ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT OR (Y) THE REASONABLY FORESEEABLE RESULT OF A BREACH OR INACCURACY OF A REPRESENTATION, WARRANTY, COVENANT OR OBLIGATION HEREUNDER.

(e)      Survival. The representations and warranties of the Parties set forth in this Agreement shall survive the Closing until, and shall expire and terminate upon, the date that is twelve (12) calendar months after the Closing Date; provided, however, that (x) the Seller Fundamental Representations and the representations and warranties of Buyer set forth in Sections 5.1 (Organization of Buyer), 5.2 (Authority of Buyer), 5.3(a) (No Conflict – Organizational Documents) and 5.7 (Brokerage Fees) shall survive the Closing until, and shall expire and terminate upon, the date that is four (4) years after the Closing Date, (y) the representations and warranties set forth in Section 4.17 (Environmental Matters) shall survive the Closing until, and shall expire and terminate upon, the date that is two (2) years after the Closing Date, and (z) the representations and warranties set forth in Section 4.11 (Tax Matters) and Section 4.16(a) (Employee Matters) shall survive the Closing until, and shall expire and terminate upon, the date that is thirty (30) days following the expiration of the applicable statute of limitations. The covenants and agreements of the Parties set forth in this Agreement that require performance on or prior to the Closing shall survive the Closing until, and shall expire and terminate upon, the date that is twelve (12) calendar months after the Closing Date. The covenants and agreements of the Parties set forth in this Agreement that require performance after the Closing shall survive the Closing until fully performed in accordance with their terms. Any claim for indemnification pursuant to Section 12.1(a)(i), 12.1(b)(i), 12.1(a)(ii) or 12.1(b)(ii) must be made on or before the applicable date on which such representation, warranty, covenant or agreement, as applicable, expires pursuant to this Section 12.1(e). Except as set forth in the immediately following sentence, any claim for indemnification pursuant to Section 12.1(a)(iii) may be made at any time without regard to any limitations under applicable Law. Any claim for indemnification pursuant to Section 12.1(a)(iii), to the extent relating to items described in clause (c) of the definition of Retained Liabilities, may be made at any time prior to the date that is thirty (30) days following the expiration of the applicable statute of limitations.

(f)      Exclusive Remedy. The indemnification provisions of this Agreement shall be the sole and exclusive remedy of each Party (including the Seller Indemnitees and the Buyer Indemnitees) after the Closing for any claims based upon or related to this Agreement and the transactions described herein (other than claims arising from Fraud or criminal activity). In furtherance of the foregoing, all other remedies available at law or in equity, in tort, contract or otherwise are hereby waived, released and discharged by each Party following Closing (other than claims arising from Fraud or criminal activity).

(g)      Knowledge. Notwithstanding anything in this Agreement to the contrary, the representations, warranties, covenants and agreements of Seller, and any Buyer Indemnitee’s right to indemnification under this Agreement, shall not be affected or deemed waived by reason of any knowledge (whether obtained on, before or following the date hereof) or investigations made by or on behalf of, any Buyer Indemnitee (including by any of its representatives).

12.2      Defense of Claims.

(a)      Notice. If an Indemnitee receives notice of the assertion of any claim or of the commencement of any Third Party Claim with respect to which indemnification is to be sought from the Indemnifying Party, the Indemnitee will give such Indemnifying Party prompt notice thereof. However, the failure to give timely notice will not affect the rights or obligations of the Indemnifying Party except and only to the extent that, as a result of such failure, the Indemnifying Party was prejudiced. Such notice shall describe the nature of the Third Party Claim in reasonable detail and will indicate the estimated amount, if practicable, of the Loss that has been or may be sustained by the Indemnitee. The Indemnifying Party will have the right to participate in or, by giving notice to the Indemnitee, to elect to assume the defense of, any Third Party Claim at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel.

(b)      Opportunity to Defend. If within ten (10) Business Days after an Indemnitee provides notice to the Indemnifying Party of any Third Party Claim, the Indemnitee receives notice from the Indemnifying Party that such Indemnifying Party has elected to assume the defense of such Third Party Claim, the Indemnifying Party will have the right to defend, at its sole cost and expense, such Third Party Claim (provided, that the Indemnifying Party will not be entitled to assume the defense of any Third Party Claim if (i) the claim seeks injunctive or other non-monetary equitable relief, (ii) the Indemnitee concludes, upon the reasonable advice of legal counsel, that a conflict or potential conflict exists between the Indemnitee and the Indemnifying Party that would make such separate representation advisable or (iii) the claim asserts Losses in excess of the maximum liability of the Indemnifying Party hereunder). If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim, the Indemnitee may defend against, negotiate, settle or otherwise deal with such Third Party Claim. If the Indemnifying Party elects to assume the defense of any Third Party Claim, the Indemnitee may participate, at its own expense, in the defense of such Third Party Claim and the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, however, that such Indemnitee shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if the Indemnitee concludes, upon the reasonable advice of counsel to the Indemnitee, that a conflict or potential conflict exists between the Indemnitee and the Indemnifying Party that would make such separate representation advisable. The Parties agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Third Party Claim. Without the prior written consent of the Indemnitee, which shall not be unreasonably withheld or delayed, the Indemnifying Party will not enter into any settlement of any Third Party Claim unless such settlement provides solely for the payment of money by the Indemnifying Party and the Indemnifying Party makes such payment and the Indemnitee receives an unconditional release with respect to such Third Party Claim. If a firm offer is made by the Third Party to settle a Third Party Claim consistent with the preceding sentence and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give notice to the Indemnitee to that effect.

(c)      Direct Claim. Any Direct Claim will be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, stating the nature of such claim in reasonable detail and indicating the estimated amount, if practicable. The Indemnifying Party will have a period of sixty (60) days from receipt of such claim within which to respond to such Direct Claim. If the Indemnifying Party does not respond within such sixty (60) day period, the Indemnifying Party will be deemed to have accepted such Direct Claim. If the Indemnifying Party rejects such Direct Claim, the Indemnitee will be free to seek enforcement of its rights to indemnification under this Agreement.

(d)      Non-Party Indemnitees. Any claim for indemnity under Sections 12.1(a) or 12.1(b) by any Affiliate, director, officer, employee, agent or representative must be brought and administered by the applicable Party to this Agreement that is affiliated with such Person. No Indemnitee other than Seller and Buyer shall have any rights against Seller or Buyer under the terms of Sections 12.1(a) or 12.1(b), as applicable, except as may be exercised on its behalf by Buyer or Seller, as applicable, pursuant to this Section 12.2(d). Seller and Buyer may elect to exercise or not exercise indemnification rights under this Section 12.2 on behalf of the other Indemnitees affiliated with it in its sole discretion and shall have no liability to any such other Indemnitee for any action or inaction under this Section 12.2.

12.3      Adjustments to Purchase Price. Any indemnification payments made pursuant to this Article 12 shall be treated as an adjustment to the Purchase Price for Tax purposes to the extent permitted by Law.

12.4      Conflicts. If the provisions of this Article 12 are inconsistent with any provision of Article 11, Article 11 shall control for all purposes of this Agreement.

ARTICLE 13

MISCELLANEOUS

13.1    Notices. Any notice, request, demand, or other communication required or permitted to be given or made hereunder (herein collectively called “Notice”) shall be in writing and shall be deemed to have been duly given or made if (a) delivered personally, (b) transmitted by first class registered or certified mail, postage prepaid, return receipt requested, (c) delivered by prepaid overnight courier service or (d) delivered by confirmed facsimile transmission or electronic mail, in each case, to a Party at the addresses set forth below (or at such other addresses as shall be specified by a Party by similar notice):

If to Buyer or Buyer Guarantor:

Pembina U.S. Corporation

5615 Kirby Drive, Suite 500

Houston, TX 77004

Facsimile:    (403) 237-0254

E-mail:         CScherman@pembina.com

Attention:     Chris Scherman

with copies to:

Latham & Watkins LLP

885 Third Avenue

New York, NY 10022

Facsimile:    (212) 751-4864

E-mail:         Christopher.Cross@lw.com; Jesse.Myers@lw.com

Attention:     Christopher Cross; Jesse Myers

and

Stikeman Elliot LLP

4300 Bankers Hall West

888 - 3rd Street S.W.

Calgary, Alberta T2P 5C5, Canada

Facsimile:    (403) 266 9034

E-mail:         CNixon@stikeman.com

Attention:     Christopher Nixon

If to Seller or Seller Guarantor:

Kinder Morgan Operating L.P. “A”

c/o Kinder Morgan Energy Partners, L.P.

1001 Louisiana St., Suite 1000

Houston, TX 77002

Facsimile:    (713) 369-9410

E-mail:         Dax_Sanders@kindermorgan.com

Attention:     Dax A. Sanders

and

Kinder Morgan Operating L.P. “A”

c/o Kinder Morgan Energy Partners, L.P.

1001 Louisiana St., Suite 1000

Houston, TX 77002

E-mail:         catherine_james@kindermorgan.com

Attention:    General Counsel

with a copy to:

Bracewell LLP 711

Louisiana, Suite 2300

Houston, Texas 77002

Facsimile:    (713) 222-3243

E-mail:         Cle.Dade@bracewell.com

Attention:     W. Cleland Dade

Notices shall be effective (i) if delivered personally or sent by courier service, upon actual receipt by the intended recipient, (ii) if mailed, upon the earlier of five (5) days after deposit in the mail or the date of delivery as shown by the return receipt therefor, (iii) if sent by facsimile transmission, when confirmation of transmission is received, or (iv) if sent by electronic mail, upon confirmation of appropriate evidence generated from the sender’s electronic mail server showing that such Notice was sent to the appropriate email on a specified date (so long as the sender of such electronic mail does not receive an automatic reply from the recipient’s electronic mail server indicating the recipient did not receive such electronic mail, on the day such email was sent). Whenever any Notice is required to be given by Law or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

13.2    Entire Agreement. This Agreement, together with the Schedules, the Exhibits, the documents executed pursuant hereto, and the Confidentiality Agreement, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof. There are no restrictions, promises, representations, warranties, covenants or undertakings, oral or otherwise, relating to the transactions contemplated by this Agreement between the Parties, other than those expressly set forth or referred to herein or therein.

13.3    Amendment and Waiver.

(a)    This Agreement may not be amended except by an instrument in writing signed by or on behalf of both Parties.

(b)    Either Party may (i) waive any inaccuracies in the representations and warranties of the other contained herein or in any document, certificate, or writing delivered pursuant hereto or (ii) waive compliance by the other Party with any of such other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein. Any agreement on the part of a Party to any such waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such Party. Except as specifically set forth in this Agreement, no failure or delay by a Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

13.4    Binding Effect; Assignment; No Third Party Benefit. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. Neither this Agreement nor any of the rights, interests, or obligations hereunder may otherwise be assigned by either Party without the prior written consent of the other Party, except that Buyer shall have the right to assign its rights and interests and delegate its obligations and duties under this Agreement to any of its Affiliates, provided that no such assignment shall release Buyer from any of its obligations hereunder. Except as provided herein, nothing in this Agreement is intended to or shall confer upon any Person other than the Parties, and their successors and assigns, any rights, benefits, or remedies of any nature whatsoever under or by reason of this Agreement.

13.5    Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable, this Agreement shall be considered divisible and such provision shall be deemed inoperative to the extent it is deemed invalid, illegal or unenforceable, and in all other respects this Agreement shall remain in full force and effect. Upon determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

13.6    Governing Law; Consent To Jurisdiction; Waiver of Jury Trial.

(a)    THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ITS CONFLICT OF LAWS RULES OR PRINCIPLES.

(b)    EXCEPT AS OTHERWISE SET FORTH IN SECTION 2.4, THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN DELAWARE OVER ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH PARTY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH DISPUTE OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH COURTS. THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BROUGHT IN SUCH COURT OR ANY DEFENSE OF INCONVENIENT FORUM FOR THE MAINTENANCE OF SUCH DISPUTE. EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

(c)    THE PARTIES HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY PARTY AGAINST ANOTHER PARTY IN ANY MATTER WHATSOEVER ARISING OUT OF OR IN RELATION TO OR IN CONNECTION WITH THIS AGREEMENT. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS SECTION 13.6(c) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

13.7    Further Assurances. From time to time following the Closing, at the request of either Party and without further consideration, the other Party shall execute and deliver to such requesting Party such instruments and documents and take such other action, or refrain from taking such other action, (but without incurring any material financial obligation) as may be reasonably necessary to consummate more fully and effectively the transactions contemplated hereby. If, at any time following the Closing, either Party becomes aware that any asset, entity or property of any kind, which should have been transferred, conveyed, assigned or delivered to a Party pursuant to the terms of this Agreement was not so transferred, conveyed, assigned or delivered, then such Party shall promptly transfer, convey, assign or deliver, or cause its Affiliates to transfer, convey, assign or deliver, such asset, entity or property to the other Party for no consideration and consistent with the terms of this Agreement.

13.8    Disclosure Schedules. Certain information set forth in the Disclosure Schedules is included solely for informational purposes, is not an admission of liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts (or higher or lower amounts) are or are not material, and no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Schedules in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement. A matter scheduled as an exception for any representation shall be deemed to be an exception to all representations for which it is reasonably apparent on the face of such disclosure that such matter is relevant to such other representation.

13.9    Counterparts; Facsimiles; Electronic Transmission. This Agreement may be executed by the Parties in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement. This Agreement may be executed by facsimile or other electronic transmission (including scanned documents delivered by email) signatures by any Party and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

13.10    Independent Legal Counsel; Continuing Representation. The Parties acknowledge and agree that at all times relevant hereto through the Closing, Bracewell LLP (“Bracewell”) has represented Seller, the Seller Affiliates and the Company. If, after the Closing, any dispute were to arise relating in any manner to this Agreement or any other agreement between Seller, any Seller Affiliates or any former holder of any ownership interest in the Company (or its ultimate beneficial owners), on the one hand, and Buyer or its Affiliates (including the Company), on the other hand, relating in any manner to this Agreement or any of the transactions contemplated by this Agreement (a “Dispute”), Buyer hereby consents to Bracewell’s representation of Seller, the Seller Affiliates and/or any former holder of any ownership interest in the Company (or its ultimate beneficial owners) in such Dispute. Buyer acknowledges and agrees that through the Closing, Bracewell has been and will be providing legal advice to Seller, the Seller Affiliates and the Company (and its ultimate beneficial owners) in connection with the transactions contemplated by this Agreement and in such capacity will have obtained confidential information of the Company (the “Company Confidential Information”). The Company Confidential Information includes all communications, whether written or electronic, between Bracewell, on the one hand, and the directors, officers, holders of ownership interests (and their ultimate beneficial owners), members, and/or the accounting firm of Seller and the Company or their respective Affiliates, on the other hand, and all files, attorney notes, drafts or other documents directly relating to this Agreement and the transactions contemplated hereby which predate the Closing (collectively, the “Bracewell Work Product”). In any Dispute, to the extent that any Company Confidential Information is in Bracewell’s possession as of the Closing Date, such Company Confidential Information may be used on behalf of Seller, the Seller Affiliates or any former holder of ownership interests in the Company (and its ultimate beneficial owners) in connection with such Dispute in the sole discretion of Seller. In any Dispute, Buyer waives the right to present any Bracewell Work Product as evidence in any Proceeding arising out of or related to any Dispute. Buyer waives its right to access any Bracewell Work Product, except as reasonably necessary in connection with a Proceeding that is not a Dispute. The Parties hereby consent to the disclosure and use by Bracewell for the benefit of Seller and any Seller Affiliates of any information (confidential or otherwise) disclosed to it by Seller and any Seller Affiliates on behalf of the Company (including any of its other Affiliates, directors, officers, holders of ownership interests (and their ultimate beneficial owners), and/or any accounting firm of any of them) prior to the Closing Date. If after the Closing a dispute arises between Buyer, the Company or any of their Affiliates, on the one hand, and any Third Party, on the other hand, Buyer, the Company or such Affiliate may assert the attorney-client privilege to prevent disclosure of any Company Confidential Information or Bracewell Work Product to such Third Party (provided Buyer, the Company or their Affiliates may not waive such privilege without the prior written consent of Seller). This Section 13.10 is for the benefit of Seller and the Seller Affiliates and such Persons are intended third-party beneficiaries of this Section 13.10. This Section 13.10 shall be irrevocable, and no term of this Section 13.10 may be amended, waived or modified, without the prior written consent of Seller.

13.11    Parent Guarantee.

(a)    Buyer Guarantor hereby (i) agrees to cause Buyer and its Affiliates to make all required payments under this Agreement and each other agreement contemplated hereby to which Buyer is party, (ii) to perform and discharge each and every obligation of Buyer and any of its Affiliates under this Agreement and each other agreement contemplated hereby to which Buyer or an Affiliate of Buyer is a party and (iii) absolutely, unconditionally and irrevocably guarantees to Seller, and agrees to be jointly and severally liable with Buyer for, the prompt payment, discharge and performance of all amounts and obligations due or owing to Seller by Buyer or any Affiliate of Buyer under this Agreement now or hereafter existing.

(b)    Seller Guarantor hereby (i) agrees to cause Seller and each Seller Affiliate to make all required payments under this Agreement and each other agreement contemplated hereby to which Seller is party, (ii) to perform and discharge each and every obligation of Seller and any Seller Affiliate under this Agreement and each other agreement contemplated hereby to which Seller or a Seller Affiliate is a party and (iii) absolutely, unconditionally and irrevocably guarantees to Buyer, and agrees to be jointly and severally liable with Seller for, the prompt payment, discharge and performance of all amounts and obligations due or owing to Buyer by Seller or any Seller Affiliate under this Agreement now or hereafter existing.

(c)    The provisions of this Article 13 shall apply to Buyer Guarantor and Seller Guarantor as the context requires to give full effect to, and enforce, the terms and conditions of clauses (a) and (b) of this Section 13.11.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement, or caused this Agreement to be executed by their duly authorized representatives, all as of the day and year first above written.

SELLER:

KINDER MORGAN OPERATING L.P. “A”

By its General Partner, Kinder Morgan G.P., Inc.

By:	/s/ Kimberly A. Dang
Name:	Kimberly A. Dang
Title:	President

SELLER GUARANTOR:

KINDER MORGAN, INC.

By:	/s/ David Michels
Name:	David Michels
Title:	Vice President and Chief Financial Officer

Signature Page to Purchase and Sale Agreement

BUYER:

PEMBINA U.S. CORPORATION

By:	/s/ C. S. Scherman
Name:	C. S. Scherman
Title:	VP, General Counsel & Corporate Secretary

By:	/s/ Keith Hillegonds
Name:	Keith Hillegonds
Title:	Vice President

Signature Page to Purchase and Sale Agreement

BUYER GUARANTOR:

PEMBINA PIPELINE CORPORATION

By:	/s/ C. S. Scherman
Name:	C. S. Scherman
Title:	VP, General Counsel & Corporate Secretary

By:	/s/ J. Scott Burrows
Name:	J. Scott Burrows
Title:	Senior VP & CFO

Signature Page to Purchase and Sale Agreement

EXHIBIT A

FORM OF ASSIGNMENT OF PURCHASED INTERESTS

[Not included in filed version]

EXHIBIT B

FORM OF TRANSITION SERVICES AGREEMENT

[Not included in filed version]

EXHIBIT C

FORM OF ASSIGNMENT OF MAXBASS NEWCO INTERESTS

[Not included in filed version]

EXHIBIT D

FORM OF RELEASE OF GUARANTOR

(5-YEAR CREDIT AGREEMENT)

[Not included in filed version]

EXHIBIT E

FORM OF RELEASE OF GUARANTOR

(364-DAY CREDIT AGREEMENT)

[Not included in filed version]